Resource Estimate Summary Report

for the

Tenke Fungurume Project,

Katanga Province, Democratic Republic of Congo

Prepared for

Tenke Mining Corporation
2101 - 885 West Georgia St
Vancouver, British Columbia, V6C 3E8
Canada

Report by

John Nilsson P. Eng.
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia, V3Y 2T9
Canada

Abdullah Arik
Senior Mining Consultant
Mintec Inc.
3544 East Fort Lowell Road
Tucson, Arizona 85716
U.S.A

May 20, 2006

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TABLE OF CONTENTS

1.0	Summary
2.0	Introduction and Terms of Reference
3.0	Disclaimer
4.0	Property Description and Location
5.0	Access, Infrastructure, Climate and Physiography
	5.1	Access
	5.2	Infrastructure
	5.3	Climate
	5.4	Physiography
6.0	History
7.0	Geological Setting
8.0	Deposit Types
9.0	Mineralization
10.0	Exploration
11.0	Drilling
12.0	Sampling Methods and Approach
13.0	Sample Preparation, Analysis and Security
	13.1	STMF Studies
	13.2	TFM Studies
14.0	Data Verification
	14.1	Data Acquisition
	14.2	Data Input
	14.3	Data Checking
	14.4	Check Assays
15.0	Adjacent Properties
16.0	Mineral Resource and Mineral Reserve Estimates
	16.1	Introduction
	16.2	Geological Interpretation and Deposit Geometry
	16.3	Solid Models
	16.4	Assay Statistics
	16.5	Composite Statistics
	16.6	Variography
	16.7	Block Models
	16.8	Grade Interpolation
	16.9	Density
16.10 Model Validation
16.11 Resource Classification
17.0	Mineral Processing and Metallurgical Testing
	17.1	Introduction

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	17.2	Previous Te stwork
	17.3	Processing Summary
18.0	Other Relevant Data and Information
19.0	Interpretation and Conclusions
20.0	Recommendations
21.0	Certificates of Authors
22.0	References
23.0	Appendices

Appendix A – Plan and Section View Plots
Appendix B - Additional Geostatistical Information on Assay and Composite Data
Appendix C – Additional Information and Plots for 3d Models

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TABLES

Table 1.1	Measured+Indicated resources by ore type from IDW method – All Areas
Table 1.2	Inferred resources by ore type from IDW method – All Areas

Table 4.1	Mineral Property

Table 7.1	Katanga Sequence

Table 11.1	Summary of Drilling Programs
Table 11.2	TFM drilling at Kwatebala
Table 11.3	Twin Drilling Program

Table 14.1	Kwatebala Assays Originals vs Checks
Table 14.2	Fungurume Assays Originals vs Checks

Table 16.4.1	Summary statistics of all assay data in the database – Kwatebala
Table 16.4.2	Summary statistics of assays within mineralized zones - Kwatebala
Table 16.4.3	Summary statistics of assays within mineralized zones - Fungurume
Table 16.4.4	Summary statistics of assays within mineralized zones – Goma
Table 16.4.4	Summary statistics of assays within mineralized zones - Fwalu
Table 16.4.7	Summary statistics of assays within mineralized zones - Dipeta
Table 16.4.6	Correctio n to database when Acu>Tcu or Aco>Tco

Table 16.5.1	Summary composite statistics within mineralized zones - Kwatebala
Table 16.5.2	Outlier cutoff grades for Tcu and Tco in different horizons – Kwatebala
Table 16.5.3	Summary statistics of composites within mineralized zones - Fungurume
Table 16.5.4	Outlier cutoff grades for Tcu and Tco in different horizons – Fungurume
Table 16.5.5	Summary statistics of composites within mineralized zones – Goma
Table 16.5.6	Summary statistics of composites within mineralized zones – Fwalu
Table 16.5.7	Summary statistics of composites within mineralized zones - Dipeta

Table 16.6.1	Summary of the variogram model parameters - Kwatebala
Table 16.6.2	Summary of the variogram model parameters - Fungurume
Table 16.6.3	Summary of the variogram model parameters – Goma
Table 16.6.4	Summary of the variogram model parameters – Fwalu

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Table 16.7.1	Resource model limits and dimensions for Kwatebala
Table 16.7.2	Resource model limits and dimensions for Fungurume
Table 16.7.3	Resource model limits and dimensions for Goma
Table 16.7.4	Resource model limits and dimensions for Kavifwafwaulu

Table 16.9.1	Kwatebala Specific Gravity
Table 16.9.2	Fungurume Gisements I, II, II, IV, VII, and XI Specific Gravity
Table 16.9.3	Shimbidi and Kabwelunono Specific Gravity
Table 16.9.4	Charter Consolidated SG Fungurume Gisements and Kwatebala

Table 16.11.1	Resource classification criteria used
Table 16.11.2	Measured resources by ore type from IDW method – Kwatebala
Table 16.11.3	Indicated resources by ore type from IDW method – Kwatebala
Table 16.11.4	Measured+Indicated resources by ore type from IDW method – Kwatebala
Table 16.11.5	Inferred resources by ore type from IDW method – Kwatebala
Table 16.11.6	Measured resources by ore type from IDW method – Fungurume
Table 16.11.7	Indicated resources by ore type from IDW method – Fungurume
Table 16.11.8	Measured+Indicated resources by ore type from IDW method – Fungurume
Table 16.11.9	Inferred resources by ore type from IDW method – Fungurume
Table 16.11.10	Measured resources by ore type from IDW method – Goma
Table 16.11.11	Indicated resources by ore type from IDW method – Goma
Table 16.11.12	Measured+Indicated resources by ore type from IDW method – Goma
Table 16.11.13	Inferred resources by ore type from IDW method – Goma
Table 16.11.14	Measured resources by ore type from IDW method – Fwalu
Table 16.11.15	Indicated resources by ore type from IDW method – Fwalu
Table 16.11.16	Measured+Indicated resources by ore type from IDW method – Fwalu
Table 16.11.17	Inferred resources by ore type from IDW method – Fwalu
Table 16.11.18	Inferred resources by ore type from IDW method – Dipeta
Table 16.11.19	Measured resources by ore type from IDW method – All Areas
Table 16.11.20	Indicated resources by ore type from IDW method – All Areas
Table 16.11.21	Measured+Indicated resources by ore type from IDW method – All Areas
Table 16.11.22	Inferred resources by ore type from IDW method – All Areas

Table 17.2.1	Summary of Metallurgical Testwork
Table 17.2.2	Bond Work Indices
Table 17.2.3	Abrasion Index
Table 17.2.4	SAG Mill Pilot Plant Results
Table 17.2.5	Ball Mill Pilot Plant Results
Table 17.2.6	Svedala Bond Work Index Values

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FIGURES

Figure 4.1	Location Map and Transportation Options
Figure 4.2	Tenke Fungurume Location on the Copper Belt
Figure 4.3	Mining Concessions
Figure 4.4	Mining Concessions Post Conformation

Figure 5.1	Deposit Location Map
Figure 5.2	Mineralized Zones and Infrastructure
Figure 5.3	Access Roads
Figure 5.4	Air Strip

Figure 7.1	RSF Sample
Figure 7.2	Weather Resistant RSC on Ridge at Fungurume

Figure 8.1	Copper Clearing with Trenches and Caved Adits

Figure 9.1	Copper Cobalt Mineralization at Tenke - Goma South
Figure 9.2	Copper Cobalt Mineralization at Fungurume Gisement II

Figure 11.1	Dipeta Syncline Surface Expression

Figure 16.2.1	Topography contours and locations the holes with traces – Kwatebala
Figure 16.2.2	Section at 19,750 E showing the mineralized zones - Kwatebala
Figure 16.2.3	Non-orthogonal Section 36827 E - Fungurume
Figure 16.3.1	3-D view of solids to represent the mineralized zones – Kwatebala
Figure 16.3.2	3-D view of solids to represent the mineralized zones – Fungurume

Figure 16.4.1	Histogram of the Tcu assays within mineralized zones – Kwatebala
Figure 16.4.2	Histogram of the Tco assays within mineralized zones – Kwatebala
Figure 16.4.3	Scatter plot of Tcu versus Acu assays – Kwatebala
Figure 16.4.4	Scatter plot of Tco versus Aco assays – Kwatebala
Figure 16.4.5	Histogram of the Tcu assays within mineralized zones – Fungurume
Figure 16.4.6	Histogram of the Tco assays within mineralized zones – Fungurume
Figure 16.4.8	Histogram of the Tcu assays within mineralized zones – Goma
Figure 16.4.9	Histogram of the Tco assays within mineralized zones – Goma
Figure 16.4.10	Histogram of the Tcu assays within mineralized zones – Fwalu
Figure 16.4.11	Histogram of the Tco assays within mineralized zones – Fwalu
Figure 16.4.12	Histogram of the Tcu assays within mineralized zones – Dipeta
Figure 16.4.13	Histogram of the Tco assays within mineralized zones – Dipeta

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Figure 16.5.1	Histogram of the Tcu composites mineralized zones – Kwatebala
Figure 16.5.2	Histogram of the Tco composites within mineralized zones – Kwatebala
Figure 16.5.3	Cumulative probability plot of Tcu in horizons 1-3 – Kwatebala
Figure 16.5.4	Cumulative probability plot of Tco in horizons 1-3 – Kwatebala
Figure 16.5.5	Histogram of the Tcu composites mineralized zones – Fungurume
Figure 16.5.6	Histogram of the Tco composites within mineralized zones – Fungurume

Figure 16.6.1	Variogram contours for Tcu on the horizontal plane - Kwatebala
Figure 16.6.2	Directional TCu variograms and the exponential model fit - Kwatebala
Figure 16.6.3	Global Tcu median indicator variogram and the model - Kwatebala
Figure 16.6.4	Variogram contours for Tcu on the horizontal plane - Fungurume
Figure 16.6.5	Directional TCu variograms and the exponential model fit - Fungurume
Figure 16.6.6	Variogram contours for Tcu on the horizontal plane - Goma
Figure 16.6.7	Directional TCu variograms and the exponential model fit - Goma

Figure 16.10.1	GT curves for Tcu from IDW and polygonal methods – Kwatebala
Figure 16.10.2	Sample N-S section on 16.10.2 E showing Tcu block grades – Kwatebala

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1.0

Summary

Location

The Tenke Fungurume property is located in Katanga Province, Democratic Republic of Congo, approximately 175 km northwest of the provincial capital Lubumbashi, midway between the mining towns of Kolwezi and Likasi, and lies in the northern part of the Copperbelt of Central Africa.

Geology

The Tenke Fungurume district is located within the Lufilian Arc, a narrow band of folded and faulted sedimentary rocks that extends from the Katanga region in the Democratic Republic of Congo southward into Northern Zambia. Copper-cobalt mineralization occurs throughout the region in a specific stratigraphic horizon known as the Mine Series. This is the lower most member of a sequence of argillaceous dolomites and dolomitic shales termed the Roan Series. The mineralized part of the Mine series stratigraphy includes the Lower Mineralized Zone (LMZ) including the 4 – 10 m thick RSF and 0 – 4 m thick Dstrat units and the Upper Mineralized Zone (UMZ) including the 8 – 10 m thick SDB unit. The 15 – 30 m thick RSC occurs between the two mineralized units.

Sulphide mineralization tends to be highly controlled by the stratigraphic units and is therefore concentrated in the mineralized zones. In the supergene zone stratigraphic control on mineralization is not as distinct. Transported copper-cobalt mineralization commonly occurs in the RSC, upper RAT and Lower SDS. Transported mineralization is largely oxide copper and cobalt although supergene chalcocite has been noted.

Important copper minerals in the oxidized parts of the deposit include malachite, pseudomalachite and chrysocolla. Chalcocite and bornite are the predominant copper minerals in the sulphide zone. Minor chalcopyrite may be present. Cobalt occurs in tetrogenite and sphaerocobaltite and cobaltiferous dolomite in the oxide zone and as carrollite in the sulphide zone. In general, malachite is the dominant oxide mineral, with chrysocolla locally more abundant at Fungurume.

The overall structure is generally understood. However, local complexities complicate the geological interpretation. The deposits are located in the Lufilian Arc, a regional fold belt interrupted by thrust faults. Synforms in the district are regular and antiforms are generally faulted and overthrust. The western deposits of Kwatebala, Goma and Fwalu have relatively good continuity. Fungurume at the eastern end of the district is characterized as a megabreccia within a large scale overturned antiform. The deposit is broken into large randomly oriented fault bounded deposits or as in French "gisements".

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Property Agreements

The Tenke Fungurume group of copper cobalt deposits are located in Katanga Province, Democratic Republic of the Congo approximately 175 km northwest of the provincial capital Lubumbashi.

The properties were acquired by TFM from Gecamines pursuant to the Project

Agreements, and in particular to the formation Agreement of 30 November 1996. This acquisition by TFM was formally authorized and implemented by decrees Nos. 367/CAB.VPM/MINES/96 and 368/CAB.VPM/MINES/96, both of 9 December 1996, of the Minister of Mines.

The form, orientation and localization of the original surface of the mining leases were modified pursuant to the conformation procedure of the new Mining Code under which Mining Concession No. 198 of Tenke received No. 123 and Mining Concession No. 199 of Fungurume received No. 159 from the services of the Mining Registry.

The first 20 year validity period of the Tenke Mining Concession No. 198 expired on 16 September 2005. TFM duly fulfilled the conditions necessary to request a renewal, and in particular filed on 1 March 2005, a request for renewal with the Ministry of Mines and the Mining Registry. Up to now, the renewal request has not yet received any reply, except for an acknowledgement of receipt from the Mining Registry dated 4 March 2005. Consequently, in accordance with article 27 of the Mining Law, the Tenke Mining Concession No. 198 is automatically extended until a decision is taken, and this without any other formality.

Previous Activity

Exploration on within the Tenke Fungurume properties started in the early 1900’s by Union Miniere Haut Katanga and this progressed from time to time, including more active drilling and tunneling exploration in the mid-1940’s. At the time, there were other equally high grade or better deposits being developed near Kolwezi, Likasi, Lubumbashi and Kipushi. Significant capital investment did not occur until the mid-1970’s when a consortium called SMTF with Anglo American as a major shareholder began construction of a large concentrator project to exploit the Fungurume deposits. This initiative terminated in the late 1970’s as a result of a combination of factors including delays in achieving power supply from the Inga Shaba hydro development, coincident regional instability and a decline in copper markets.

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In the early 1980’s SMTF returned the concessions and surface assets back to the DRC State, and around 1994, Gecamines initiated an international tender for the Tenke and Fungurume concession package. The Lundins were eventually awarded the Tenke Fungurume concessions through the tender process around July 1996, and by December 1996, a Mining Convention and Formation Agreement were concluded and fully approved by requisite levels of the Zaire (DRC) Government, Gecamines and Lundin Holdings Limited, a fully owned subsidiary of Tenke Mining Corp. ("TMC"). TMC immediately began drilling and metallurgical testwork programs, refurbishing of site infrastructure including roads, rail, power, landing strip, water supply, communications and housing and by late 1998 the feasibility study was nearing substantial completion. Debt facility negotiations were also progressed to provide financing for 100,000 tpa of copper cathode along with associated cobalt production. Unfortunately conflict had broken out in August 1998 in the DRC, and by early 1999, TMC declared Force Majuere to protect its rights on the assets, and all work on the project was suspended.

As the study progressed, TMC began looking for a major mining partner and in late 1998 BHP signed a conditional option agreement giving them rights to potentially become controlling partner and operator. In year 2000, BHP also brought Phelps Dodge into the consortium to provide additional equity strength to the project. In the third quarter of 2002, BHP dropped out of the project and Phelps Dodge stepped into their position.

With the implementation of a new DRC transitional government in mid-2003, opportunities improved to advance the project. During 2004 progress was made with Gecamines and the new government to amend the Tenke Fungurume development terms taking into account the durable changes which had occurred in the DRC due to the conflict, and to incorporate the principle tax and duty regime implemented with World Bank assistance into the DRC’s Mining Code. In October 2005 this amendment process was completed which enabled the project to be formally restarted with Phelps Dodge taking over as Operator in November 2005

Recent Activity

To mitigate the effects of the protracted conflict, a number of interim studies we conducted by Phelps Dodge and independent consultants to restart the project as conditions evolved in the DRC. In the third quarter of 2004 GRD Minproc and Golder and Associates were retained by Phelps Dodge respectively on plant design and environmental work to come up to speed on the project and to assess different starting sizes. Upon the DRC’s Economic and Finance Committee approval in January 2005 of basic amended terms, Phelps Dodge consultants were mobilized to begin formal updating of the previous study work to current conditions. Study work has advanced sufficiently that the feasibility study is now expected to be completed in July 2006, based on an initial phase of 100,000 tpa of copper cathode production and 7,000 – 8,000 tpa of cobalt production, with expansions to occur thereafter to the extent overall conditions permit.

In parallel to updating of the study work, significant activities have been occurring at the site including implementation of a social development program aiding local area residents with agricultural practices, new schools, fresh water supply, improved roads, and major local employment programs for brick making and housing erection to facilitate the large contingent of construction staff needed to build the mine.

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Recent site activities also include infill and step out reserve drilling, geotechnical investigations, site facility surveying, regional power system investigations and other work pertinent to infrastructure needed to construct and operate the project.

Resource Summary

Resource models have been updated to include drilling information from the 1997 drilling program and revised geological interpretation. The Measured and Indicated resources are summarized in Table 1.1 and the Inferred resources are shown in Table 1.2.

Table 1.1 Measured+Indicated resources by ore type from IDW method – All Areas

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	92,266	3.249	3.012	0.337	0.278
Mixed	138,794	2.817	1.691	0.288	0.191
Sulphide	4,044	4.224	0.455	0.373	0.119
Total	235,104	3.011	2.188	0.309	0.224

Table 1.2 Inferred resources by ore type from IDW method – All Areas

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	70,152	2.753	2.447	0.195	0.143
Mixed	176,043	2.614	1.607	0.196	0.137
Sulphide	17,557	1.819	0.158	0.134	0.021
Total	263,752	2.598	1.734	0.192	0.131

Path Forward and Development Plan

Temporary facility construction and local infrastructure improvements are in progress across the concession to meet a targeted start up date for first copper production during late 2008. The initial phase of production at Tenke Fungurume is expected to be 100,000 tpa of copper cathode with associated cobalt. As set out in the amended project agreements, it is expected that expansion studies will commence as soon as the first phase of operations is progressing, and the desired objective is to be at or exceeding 130,000 tpa copper production by year 5 of operations, and 400,000 tpa copper production by year 11 of operations. These expansions will naturally be predicated upon many factors including evolving conditions in Central Africa, metals markets, and financing.

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Mining will be by open pit. Process facilities will utilize standard copper oxide ore treatment technology including crushing, grinding, acid leaching, solvent extraction and electrowinning for production of both copper and cobalt. The project will be built and operated to the same high standards that Phelps Dodge utilize at all their world-wide operations and other international standards will be incorporated including the Equator Principles and appropriate IFC and World Bank development guidelines.

2.0

Introduction and Terms of Reference

Nilsson Mine Services Ltd. (NMS) and Mintec Inc. (Mintec) have been commissioned by Tenke Mining Corp. (Tenke) to prepare a Resource Estimate Summary Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of the Congo. This summary report has been written to conform with requirements of Natio nal Instrument 43-101.

This report summarizes historical work and provides updated resource estimates for Kwatebala. Fwalu, Goma, Fungurume and Dipeta Syncline deposits.

John Nilsson P.Eng. of Nilsson Mine Services Ltd. and Abdullah Arik, Principal

Geostatistician at Mintec Inc. undertook a site visit to Tenke Fungurume during the week of February 13, 2006 during which time they reviewed geological data and visited the subject property. The authors have not supervised any field operations or otherwise been involved in the management of the project.

3.0

Disclaimer

The content of this report is largely based on material supplied primarily Tenke Mining Corp. The content of the material provided is believed to be accurate and complete.

The authors have no t had the legal status of mineral claims formally verified and rely on communication from management with respect to reporting of mineral title in this report. Drill hole assay data has been spot checked against original certificates and original copies of many documents were reviewed at Tenke Fungurume and in the data rooms in Vancouver, British Columbia and at Phelps Dodge Corporation, Phoenix, Arizona.

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4.0

Property Description and Location

The Tenke Fungurume group of copper cobalt deposits are located in Katanga Province in the southern part of the Democratic Republic of the Congo close to the border of Zambia. As shown in Figure 4.1, the concession is situated 175 km northwest of the provincial capital Lubumbashi, midway between the mining towns of Kolwezi and Likasi, and lies at the northern apex of the Luflian Arc, that extends from Luanshya in Zambia to Kamoto in the Democratic Republic of the Congo and contains copper and cobalt deposits that form the Copperbelt of Central Africa.

Figure 4.1 Regional Location Map and Transportation Options

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Figure 4.2 Tenke Fungurume Location on the Copper Belt

Ownership History

On November 30, 1996, Lundin Holdings Limited ("Lundin Holdings") signed an agreement with La Générale des Carrières et des Mines ("Gécamines") and the Government of the DRC for the acquisition of a 55% share and operatorship of the Tenke Fungurume copper/cobalt concessions located in Katanga Province, DRC.

On December 9, 1996, the Corporation acquired all of the issued and outstanding shares of Tenke Holdings Limited ("Tenke Holdings"), which owns all of the issued and outstanding shares of Lundin Holdings, from a director of the Corporation. Under its agreement with Gécamines, Lundin Holdings participated with Gécamines in the formation of Tenke Fungurume Mining SARL ("TFM SARL") and was issued, on subscription, 55% of the issued and outstanding shares of TFM SARL. Gécamines then transferred to TFM SARL all of its rights in the Tenke Fungurume mining concessions and certain assets thereon.

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In December 1998, the Corporation concluded an option agreement with BHP World Exploration Inc. ("BHP") whereby BHP may acquire directly or indirectly a controlling interest in TFM SARL. On September 13, 2002, PD replaced BHP as option holder under the Option Agreement. On October 31, 2005, in accordance with the terms of the Joint Venture and Shareholders Agreement with PD, PD exercised their option to acquire a 70% ownership of Lundin Holdings, which represents an effective 57.75% interest in the TFM. The Corporation’s 30% ownership of Lundin Holdings represents an effective 24.75% interest in the TFM.

Following significant investment by the Corporation between late 1996 and early 1999 on exploration, feasibility studies and rebuilding of local infrastructure the project was suspended due to the effects of the DRC conflict. Consequently notice was given invoking Force Majeure on February 23, 1999 in accordance with rights embodied in the Corporation’s agreements with Gecamines and the DRC government. The condition of Force Majeure was lifted on November 2, 2005 as a result of improved conditions in the DRC in conjunction with the successful conclusion of important amendments to the Corporation’s agreements that together had been preventing the project from advancing as originally planned.

The conflict which started in late 1998 in the DRC caused fundamental changes in the Corporation’s approach to the development of the world class Tenke Fungurume Project. As the conflict escalated in the DRC, in early 1999 the Corporation declared force majeure on the project and this effectively suspended development of this important asset until now. Upon the institution of the Transitional Government in mid 2003, the Corporation began negotiations with the DRC Government and Gecamines to amend the original contract terms to facilitate the resumption of the project as the DRC advanced with its peace process.

Following lengthy negotiations, on July 19, 2005, the Council of Ministers of the DRC approved the principal terms to be amended under existing agreements. This was followed by negotiations on details of the agreement amendments which were successfully concluded at the end of September 2005 when the Corporation and Gecamines signed an Amended Shareholders Agreement.

On September 28, 2005, an amended and restated Shareholder Agreement was signed between Lundin Holdings and Gecamines. Under the new Shareholder agreement, TFM SARL is now owned 82.5% by Lundin Holdings Ltd. and 17.5% by Gecamines. If the Project is successful and all accumulated loans and advances are repaid to Lundin Holdings, Gecamines will participate in future earnings in accordance to their participating interest.

On September 28, 2005, the Government of the DRC, Gecamines, Lundin Holdings, and TFM SARL signed an amended and restated Mining Convention. The amended terms provided for a series of remaining asset transfer payments to Gecamines of $50 million over 5 years, a starting size of the project producing no less than 40,000 tonnes of copper per annum and incorporation of the comprehensive tax provisions duties and royalties of the DRC’s new Mining Code.

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On October 31, 2005, in accordance with the terms of the Joint Venture and Shareholders Agreement with PD, PD exercised their option to acquire a 70% ownership of Lundin Holdings, which represents an effective 57.75% interest in the Tenke Fungurume Project. The Corporation’s 30% ownership of Lundin Holdings represents an effective 24.75% interest in the Tenke Fungurume Project.

Under the amended terms of the Joint Venture and Shareholders Agreement, PD is required to pay the first $25 million of the remaining asset transfer payments to Gecamines of which $15 million was paid in October 2005 (the Corporation is required to pay 30% of the remaining $25 million), complete a bankable feasibility study and advance the TFM to a build decision within 2 years of September 28, 2005 unless extended for a further maximum period of 2 years. PD is also required to fund all Pre-Production Decision Project Costs on behalf of the Corporation. If PD elects to withdraw from the Tenke Fungurume Project prior to a Production Decision being made, then PD would transfer its 70% interest in Lundin Holdings to the Corporation at no cost with continuing obligations including $125,000 per month for the subsequent six months. In the event a Production Decision has not been approved within 2 years of September 28, 2005 (unless extended by PD for a further maximum period of 2 years), then the Corporation has the right to purchase PD’s interest in Lundin Holdings for a purchase price equal to the aggregate amount of all Project Costs and Transfer Bonus Payments funded by PD. As a result, the balance sheet and results of Lundin Holdings continue to be included in the Corporation’s financial statements on a consolidated basis until a Production Decision has been made and the Corporation is required to fund its 30% of Project costs, at which time the Corporation will reflect its interests in Lundin Holdings on an equity basis.

Property Definition

The properties were acquired by TFM from Gecamines pursuant to the Project

Agreements, and in particular to the formation Agreement of 30 November 1996. This acquisition by TFM was formally authorized and implemented by decrees Nos. 367/CAB.VPM/MINES/96 and 368/CAB.VPM/MINES/96, both of 9 December 1996, of the Minister of Mines. This authorization was granted in the framework of the Mining Convention of 30 November 1996, ratified on 28 April 1997 by agreement concluded between the Government of the Democratic Republic of the Congo and TFM.

The Properties include:

A.

The mining titles of the mining concessions of Tenke and Fungurume

B.

The Buildings and Fixtures

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A.

Mining Title of Mining concessions of Tenke and Fungurume

A.1

TENKE MINING CONCESSION NO. 198

-

Granting Ministerial Decrees: To Gecamines: Ministerial Decree No. 0156/DPT-MINER85 of 17th September 1985, amended and completed by Ministerial Decree No. 333/CAB.VPM/MINES/96 of 13th September 1996; transfer by Gecamines to TFM: authorized and implemented by Ministerial decree No. 368/CAB.VPM/MINES/96 of 9 December 1996 and is being renewed as described later in this section.

-

Validity: Twenty years renewable twice by periods of ten years. The first validity period of twenty years expired on 16 th September 2005.

-

Granted Substances: copper, cobalt and all other mineral substances which may be granted in concession.

-

Granted Surface : 751.94 Km2

-

Granted Delimitation

The Mining Concession No. 198 called "Tenke" is located in the District of Kolowezi, Province of Katanga. It covers a surface of 751.94 km2 . Details of the perimeter limits can be found in the Appendix. The original concession limits are shown in Figure 4.4. The form, orient ation and localization of the original surface was modified pursuant to the conformation procedure of the new Mining Code under which Mining Concession No. 198 of Tenke received No. 123 from the services of the Mining Registry.

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Figure 4.3 Mining Concessions

Figure 4.4 Mining Concessions Post Conformation

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A.2

FUNGURUME MINING CONCESSION NO. 199

-

Granting Ministerial Decrees: To Gecamines: Ministerial Decree No.

0081/MINIS-MIN/91 of 14th August 1991, amended and completed by Ministerial Decree No. 334/CAB.VPM/MINES/96 of 13th September 1996; transfer by Gecamines to TFM: authorized and implemented by Ministerial decree No. 367/CAB.VPM/MINES/96 of 9 December 1996.

-

Validity: Twenty years renewable twice by periods of ten years. The first validity period of twenty years expires on 13 th September 2011.

-

Granted Substances: copper, cobalt and all other mineral substances which may be granted in concession.

-

Granted Surface: 684.70 Km2

-

Granted Delimitation

The Mining Concession No. 199 called "Fungurume" is located in the District of Kolowezi, Province of Katanga. It covers a surface of 684.7 km2 . Details of the perimeter limits can be found in the Appendix. The original concession limits are shown in Figure 4.4. The form, orientation and localization of the original surface was modified pursuant to the conformation procedure of the new Mining Code under which Mining Concession No. 199 of Fungurume received No. 159 from the services of the Mining Registry.

Overall the deposits lie within a concession that covers an area of 1,437 km2 and is bounded by the following points:

A	25[o]59’58"E	10[o]19’58"S

B	25[o]59’59"E	10[o]41’43"S

F	26[o]27’59"E	10[o]41’43"S

E	26[o]27’55"E	10[o]30’23"S

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B.

The Buildings and Fixtures

All the buildings and other fixtures, whether unmoveable by nature or by intended purpose and which are on the Mining Concessions and which relate to the mining operations which formally belonged to Societe Miniere de Tenke Fungurume (S.T.M.F.), the former holder of a mining concession on the mining perimeter of the of the Mining Concessions of TFM now belong to TFM

Ownership Stucture

As a result of TFM agreement amendments, share ownership of Tenke Fungurume Mining SARL – the Congolese company holding the ownership of the Tenke and Fungurume mineral concessions was revised to provide effective ownership to Phelps Dodge 57.75%, Tenke Mining Corp, 24.75 % and Gecamines 17.5%, with the taxes, duties and royalties from the new DRC Mining Code brought in as part of the overall ownership obligations within the TFM Mining Convention and shareholders agreements.

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Tenke Mining Concession No. 198 – Renewal Status

McGuire Woods have provided a summary of the current status of the Mining Concession. This summary was provided on March 16, 2006.

A.

Acquisition by TFM of the Tenke Mining Concession No. 198

1.

Pursuant to the Mining Convention of 30 November 1996 and of the Formation of TFM of even date, TFM acquired from Gecamines (the DRC – then Zaire – State – owned mining company) the Mining Concession No. 198 called "Tenke". This Mining Concession was then in its first 20-year validity period, which was due to expire on 16 September 2005. It had been granted to Gecamines by Ministerial Decree of the Minister of Mines pursuant to the then applicable mining legislation.

This transfer took effect on 9 December 1996, date of the authorizing Ministerial Decree No. 368/CAB/VPM/MINES/96 of the Minister of Mines, and duly annotated on the mining title representing the Mining Concession No. 198, pursuant to the mining legislation.

B.

New Mining Code, Mining Regulation and Amended Mining Convention

2.

A new Mining Code ("the Mining Code") was enacted in the DRC by law No. 007/2002 of 11 July 2002. It came into force on 13 January 2003. A new Mining Regulation was enacted by Decree No. 038/2003 of 26 March 2003 in respect of the Mining Code and came into effect on the same day.

Pursuant to the transitional provisions of the Mining Code, TFM did not opt for the Mining Code and the Te nke Mining Concession No. 198 remains governed by the Mining Convention and by the provisions of the former mining legislation, namely Ordinance-Law No. 81-013 of 2 April 1981 ("the Mining Law"), whose detailed implementation is contained in Ordinance No. 67-416 of 23 September 1967 on the Mining Regulation ("the Old Mining Regulation").

3.

The Mining Convention was amended and restated by the Amended and Restated Mining Convention of 28 September 2005, which was approved by Presidential Decree No. 05/117 of 27 October 2005. The strictly limited influence of the Mining Code and the New Mining Regulation on the Tenke Mining Concession No. 198 was stressed in article 51 of the Amended and Restated Mining Conventions, which provides that the Mining Code applies only for what concerns validation and conformation. The validation relates to verification of the validity of mining titles (holders etc). The conformation relates to matching new coordinates to be held by the Mining Registry ("Cadastre Minier") created by the Mining Code, and consists in the redefinition of the surface and boundaries of the mining title, therefore entailing a modification of the original mining perimeter.

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TFM duly proceeded with the formalities of validation and conformation pursuant to the applicable provisions of the Mining Code and the New Mining Regulation.

4.

On 11 July 2003, the Mining Registry issued a favourable cadastral advice on the request for conformation filed by TFM, but also purported to redenominate the Tenke Mining Concession No. 198 into and "Exploitation Permit" bearing N. 123 The Mining registry indeed subsequently issued and exploitation certificate called Certificat d’Exploitation, numbered CAMI/CE/940/2004 and dated November 2004. This redenomination was addressed in the Amended and Restated Mining Convention in the definition of the Property, which states interalia that the Mining Concession No. 198 called Tenke was "renumbered No. 123 by the Cadastre Minier Certificat d’Exploitation numbered No. CAMI/CE/940/2004 dated 3 November 2004". In reality, due to the conformation, which resulted in a modification of the original mining perimeter of the Mining Concession, it appears that TFM needs and act of even force as TFM’s original granting Ministerial Decree in order to modify the mining perimeter that was changed pursuant to the conformation process. Accordingly, representations were made with the Mining Registry to obtain a proper ministerial Decree enacting such conformation. This is still in process and should be dealt with simultaneously with the renewal.

5.

In respect of the redenomination of the Tenke Mining Concession No. 198 into "Exploitation Permit No. 123", it was agreed in the Amended and Restated Mining Convention that this was simply a renumbering. It is considered that this was done within the administrative process to allow the Mining Registry to harmonize its holding of the various mining titles within categories of the Mining Code, but that this would not entail any change of the original mining title held by TFM, other than modification of the mining perimeter pursuant to the conformation process.

C.

Renewal of the Tenke Mining Concession No. 198

6.

As TFM did not opt for the Mining Code, the renewal of the Tenke mining Concession No. 198 remains gove rned by the Mining Law and the Old Mining regulation. According to these rules, the first validity period of the Tenke Mining Concession No. 198 expired on 16 September 2005.

TFM duly fulfilled the conditions necessary to request a renewal, and in particular filed on 1 March 2005, a request for renewal with the Ministry of Mines and the Mining Registry.

Up to now, the renewal request has not yet received any reply, except for an acknowledgement of receipt from the Mining Registry dated 4 March 2005.

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Consequently, in accordance with article 27 of the Mining Law, the Tenke Mining Concession No. 198 is automatically extended until a decision is taken, and this without any other formality. A similar provision exists in the Mining Code.

7.

The Mining Registry subsequently raised an issue relating to its holding of a harmonized mining register, in that the New Mining Regulation does not allow an exploitation permit to exceed 471 squares, while the Tenke Mining Concession No. 198 has 987 squares. It considers, consequently, that Exploitation Permit No. 123, into which the Tenke Mining concession No. 198 was renumbered, needs to be split into three different exploitation permits. As for the renumbering, it is considered that this is pure administration, without any adverse effect on the mining title, whose holding, renewal and perfection are in any case guaranteed by the Amended and restated Mining Convention.

8.

The Mining Registry prepared, in the course of January and February 2006, a draft Ministerial decree dealing with the simultaneous conformation and renewal of the Tenke Mining Concession No. 198 renumbered as Exploitation Permit No. 123. It would seem that the Mining registry wished to include in the same decree the split of this Exploitation Permit into three different exploitation permits. Once the Mining Registry will have prepared the draft ministerial decree, it will transmit it to the Ministry of Mines together with its report, and this draft ministerial decree will be submitted to the signature of the Minister of Mines. This should occur in the next few weeks.

5.0

Access, Infrastructure, Climate and Physiography

5.1

Access

Tenke Fungurume concession can be accessed by road, rail and air. The various deposit locations are shown in Figure 5.1. The general relationship between the various deposits, proposed mining areas and infrastructure are shown in Figure 5.2. Primary access to the site is by National Highway. The highway is shown in Figure 5.3 below. The asphalt on the highway has fundamentally eroded away over the past several decades and the road is in need of significant maintenance and repair. Travel during the rainy season can be slow and difficult. However, it is currently still used for transportation of people and supplies throughout the area.

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FIGURE 5.1 DEPOSIT LOCATION MAP

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Figure 5.2 Mineralized Zones and Infrastructure

Figure 5.3 Access Roads

An all weather asphalt paved runway of 2,400 m length is located approximately 10 km north of Fungurume Village. A section of the strip is shown in Figure 5.4 below.

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Figure 5.4 Air Strip

5.2

Infrastructure

In addition to the highway and airstrip infrastructure elements described in the section above, the concession lies astride an infrastructure and communications corridor carrying the principal railway, the main Lubumbashi-Kolwezi road and dual 220 kW power transmission lines. The corridor was originally established, along the line of developing copper properties, to link Kolwezi in the west, with access to the Benguela Railway and the western seaport of Lobito, and Lubumbashi in the southeast, with access to East Coast ports and South Africa. The transport corridor has been further extended from a major junction at Tenke to Llebo providing access to the Congo River system and Kinshasa. The power transmission lines are part of the Inga-Katanga system, which supplies hydroelectric power from the Congo River below Kinshasa to Katanga, Zambia, Zimbabwe and South Africa. There is an existing main sub-station for the power system at Fungurume, purpose built in the 1970s to provide a firm supply for the Tenke Fungurume project.

5.3

Climate

The climate in Katanga Province is sub-tropical with a rainy season from October to March followed by a cooler dry season. Maximum temperatures of 32o C occur in October and minimum average temperatures of 25o C occur in July. Annual rainfall averages 1200 mm with peak intensities of 30 mm/hr over short periods of time. Winds are normally light and from the east or southeast during the dry season changing to predominantly north westerly winds during the wet season.

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5.4

Physiography

The countryside in the immediate vicinity of the project site is characterized by gently rolling hills of a plateau with locally higher ridges. Relief varies from 1200 masl to 1500 masl. The hills are in places devoid of trees and shrubs, a feature associated with soils of above average copper content. These "copper clearings" as they are known, have been used in the past to identify locations for copper prospecting in DRC and Zambia.

The concession is drained by the easterly flowing Ninga, Moyfa and Dieta streams. All are tributaries of the northerly flowing Dikuluwe River that coincides with the northern boundary of the concession.

6.0

History

General

The section below is taken primarily from KSLE 1998.

Ancient mine workings indicate that copper mining activity in the area occurred long before the arrival of Europeans. Copper ornaments dating back to 700 A.D. have been recovered from old burial sites and early 18th century Portuguese explorers reported production of copper and iron in Katanga. In 1876, Lieutenant Verney Cameron, a British explorer who had transversed Africa from east to west , brought back with him specimens of coal, gold and copper. His reports attracted some attention but due to the remoteness of the region and general disinterest by governments, it was left to individual entrepreneurs to initiate exploration in Central Africa.

In 1899 the first organized expedition under George Gray was sent to prospect the country south of the present border between Congo and Zambia. Gray was shown the ancient workings at the Kanshanshi mine some 170 km west of the present Zambian Copperbelt, and in Spetember 1899, he went briefly into Congo where he found gold. His company Tanganyika Concessions applied for and was granted a large concession of over 155,000 km2 by the Belgians. Concurrently the railway line, originally conceived by Rhodes as a Cape to Cairo link to open up the vast hinterland of Africa, was being advanced from the south and reached Victoria Falls on April 24, 1904.

By 1906 prospecting parties had discovered major outcropping copper deposits in the Congo, most with old workings, and the railway was extended through to Elizabethville (Lubumbashi) by 1910. First industrial scale copper production took place in 1910. Since the 1930’s copper production from mines in the copper belt of Zambia and Congo has often exceeded 1 million tpa copper and has consistently produced in excess of 600,000 tpa.

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Tenke Fungurume

The section below is taken primarily from TFM.

Tenke Fungurume was first explored by Union Miniere de Haut Katanga (UMHK) in 1918 but was never brought into production owing to a lack of suitable technology. A consortium, Societe Miniere de Tenke Fungurume (STMF), led by Charter Consolidated was awarded the 1,400 km2 concession in 1970 and spent US$270 million in the early 1970’s on exploration, feasibility studies and the commencement of construction. The company abandoned the project in 1976 owing to economic and political issues, and was finally liquidated in 1984. La General des Carrieres et des Mines du Zaire (Gecamines), the state owned mining company, acquired Tenke Fungurume following SMTF’s liquidation and in July 1996, awarded the Lundin Group the right to negotiate a joint venture agreement after an international tender. The joint venture was approved by the Zairean parliament in November 1996 and Tenke Fungurume Mining SARL (TFM) was incorporated. TFM’s Mining Convention has been included under the laws of the DRC and approved by decree. Whilst it was concluded with the former government at the end of 1996, it was subsequently ratified by the government in 1997.

Work carried out to date can be summarized as follows:

  UMHK examined Fungurume I, II, II, IV, and V by pitting, trenching, adit, crosscut development and drilling over the period 1917 to 1921 then paused

  UMHK resumed drilling 1942 through 1950 including Tenke and Mambilima and Schadziranzoro in the Dipeta Syncline

  UMHK commenced drilling Tenke in 1958 and at Fungurume in 1961. Drilling ceased at Tenke in 1966 and at Fungurume in 1968.

  Gecamines assumed exploration control and in 1969 and 1970 carried out limited drilling at Fungurume and Tenke.

  In 1971, SMTF the central African operating arm of partners Charter Consolidated Limited (28%), Amoco Minerals Co. (28%). Tempelsman and Son (3%), Omnimine (7%), Mitsui (14%) and the Zairian Government (20%) assumed control of exploration at Fungurume and Tenke. They cleaned and re-sampled existing trenches and commenced drilling at both localities in addition to initiating a trenching program over selected geochemical anomalies and copper clearings within the Dipeta syncline and on other small hills.

  STMF terminated their interest in the property in 1976 due to a deteriorating political and social situation, falling copper prices and delays in the construction of a power line through the region

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  The property subsequently reverted to Gecamines and during the period 1981 to 1991, Gecamines re-examined trenches and re-assayed drill cores in preparation for resource estimation.

  Work commenced again on the Tenke Fungurume concessions in late 1996 under the direction of Tenke Mining Corp. Activities included infill and confirmatory drilling, new exploration drilling in the Dipeta syncline area which almost doubled the known concession resources, extraction of a bulk sample and running of a large pilot plant program to support updated process design, production of a draft feasibility and environmental study and rebuilding of local area infrastructure

  Project activities were suspended in early 1999 as a result of the condition of Force Majeure. During year 2000 and again in 2003, interim updates were done on the project by independent consultants to provide conceptual assessments of starting the project on a much larger scale

  In late 2004, Phelps Dodge remobilized a feasibility study, environmental and social team and this work has continued through to mid-2006 to provide a bankable feasibility study to facilitate a build decision and debt financing.

7.0

Geological Setting

7.1

General

The section below is taken primarily from KSLE 1998.

The Tenke Fungurume group of sediment hosted copper cobalt deposits occurs near the base of a thick succession of sedimentary rocks belonging to the Katanga System of Proterzoic age (650-1050 Ma).

The older rocks of the basement complex belonging to the Kibara Supergroup, form the framework within which the Katangan sediments were deposited and consist of granitic rocks and metamorphosed sediments. Sedimentation took place in shallow intra-cratonic basins bounded by rifts.

A series of cratonic events of Pan African age (650 Ma to 500 Ma) resulted in extensive deformation of these rocks. The principal tectonic event is referred to as the Lifilian Orogeny and this led to the formation of the Lufilian Arc.

All of the major Zambian and Congolese copper-cobalt deposits are located along this 500 km long arcuate structure, which extends from Kolwezi in the Congo to Luanshya in Zambia. The Tenke and Fungurume deposits are located in the northern most apex of the arc.

The Roan Supergroup comprises a series of detrital and shallow marine sediments deposited in settings ranging from continental rift basins to intra-cratonic shallow marine platforms. Two major transgressions have been documented. The first commenced with the deposition of the RAT Group (R1) and ending with the Mines Group (R2). The second started with the Dipeta Group (R3) and ended with the Mwashya Group (R4). The stratiform copper-cobalt deposits occur at the base of the Mines Group.

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The onset of Katanga sedimentation was marked by deposition of coarse continental sediments in rift bounded basins of restricted extent. In Zambia, the base is well defined by the presence of very coarse conglomerates. At Tenke Fungurume, the sediments of the initial rift- filling phase form the RAT Group (R1), a sequence of reddish, massive and stratified terrestrial sediments. The reddish colouration is due to the abundance of hematite. Pseudomorphs after anhydrite and gypsum, and dessication cracks, argue for a shallow (possibly inter-tidal) deposition environment at the close of deposition of the RAT Group. The upper 4-8 m of the RAT Group, which is often well mineralized, is characterized by a change in composition. Here chlorite is an important constituent, which is reflected by a change in colour to greyish-green. This change in colour occurs immediately below the base of the Mines Group (R2), a series of siliceous, laminated, locally stromatolitic, carbonates (dolostones). In the unweathered zones, these rocks are predominantly grey, often with significant carbonaceous material present along bedding planes. The colour change reflects the transition from oxidizing to reducing conditions, which accompanied the change in depositional environments from continental to shallow marine (tidal and lagoonal) in an intra-cratonic platform setting. The change occurred near the end of the first transgressive cycle and is an important and Copper-belt wide control on the formation of the copper-cobalt deposits. Whatever the ultimate process of the ore formation in the Katanga Copperbelt was, it is significant that the principal copper-cobalt mineralization is hosted in the first shales to deposited in an anoxic environment (representing a critical favourable horizon) following the deposition of the hematitic RAT group.

7.2

Stratigraphic Column

In Katanga Province, the stratigraphic column is divided into a younger Kundelungu Supergroup and an older Roan Supergroup. The descriptions of the different units are summarized from the Draft Feasibility Study of 1997 and is based upon the terminology of the previous workers in the Katangan Copperbelt as adopted by SMTF. Oldest are described again from oldest to youngest. The Katanaga Sequence is shown in Table 7.1 .

RAT Lilas – Roches Argilo-Talqueses

This formation is dolomitic & talcose argillite and dolomitic argillaceous sandstone. It contains abundant specularite and is "lilac" in colour. These rocks are highly incompetent, are frequently breciated and altered and have a conglomeratic appearance. The base of the formation is not observed as it rests on a thrust plane. Its equivalent in Zambia is a basal conglomerate that rests unconformably upon granites and gneisses of the basement complex.

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RAT Grises – Roches Argilo-Talqueses

This formation is fine to medium grained, grey sandy dolomitic argillite and argillaceous sandstone, ranging in thickness from 2 m to 5 m. Normally massive the unit sometimes appears bedded due to the presence of dolomitic bands. This formation is similar to the RAT lilas in that it is equally incompetent and id frequently brecciated and altered. In many locations it is well mineralized.

D Strat – Dolomies Stratifiees

D Strat occurs in some areas where is forms the lowest part of the lower mineralized zone. It is normally a fine grained well bedded to laminated dolomite and dolomitic shale that is in many places silicified. The formation is generally grey to black, not uniformly developed and ranges in thickness from 0 m to 5 m.

RSF – Roches Siliceuses Feuilletees

The RSF forms the major part of the lower mineralized zone. It consists of a thinly banded, siliceous dolomitic shale with alternating bands of micaceous shale and microgranular quartz. It is generally pale to dark grey with copper and cobalt minerals as disseminations within the rock and along bedding planes and joints.

Figure 7.1 RSF Sample

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RSC – Roches Siliceuses Cellulaires

RSC is generally a fine to coarse grained, massive, variably silicified dolomite, with a consistent thickness of 20 m. This formation has been leached of carbonate near surface and has a cavernous and cellular cherty appearance. It is normally highly resistant to erosion, and consequently forms conspicuous ridges and hill features.

Stromatolites have been locally observed within RSC and the unit is thought to be a fossilized algal reef. The RSC is often found to be mineralized close to the contacts with the RSF and SDB units.

Figure 7.2 Weather Resistant RSC on Ridge at Fungurume

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SD – Shales Dolomitiques

SD is a finely laminated dolomitic shale with subordinate dolomite and sparse discontinuous graphitic shale bands. The unit attains a maximum thickness of 100 m. The basal 10 m known as SDB, consists of pale to dark bluish grey sericitic and dolomitic shale which hosts copper and cobalt mineralization along bedding, joints and other fracture planes. This lower unit comprises the upper mineralized Zone.

At Tenke the top of the SDB is represented by a variable thickness of grey medium grained, massive dolomitic sandstone which grades downwards through shaley sandstone into underlying shales and forms a useful marker horizon. The succession also shows a higher proportion of siliceous and argillaceous dolomites within the SD than has been observed at Fungurume.

BOMZ – Black Ore Mineralized Zone

Within the SD is a dolomitic unit characterized by the presence of abundant black oxide minerals consisting primarily of manganese oxide and often containing cobalt oxides. It is not always present.

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Table 7.1 Katanga Sequence

Supergroup	Group		Formations	Thickness metres	Zone	Zambian Equivalent

Upper Kundelungu (Ks)			Petit Conglomerat (tillite) at base	3000
Lower Kundelungu (Ki)			Grand Conglomerat (tillite) at base	3500
	Mwashya			250 - 400		RU1
	R4
	Dipeta			150		RU2
Upper	R3
Lower			RGS: Roches Greseuses Superior	120
			(upper dolomitic siltstones and argillites)
			CMN: Calcaire a Minerai Noire	130
			(siliceous dolomitic graphitic shale)
			SDS: Shale Dolomitiques Superieures	50 - 90		RL
Roan			(upper dolomitic shale)			3 - 6
	Mines		BOMZ: Black ore mineralized zone	0 - 5	UMZ
	R2
		**	SDB: Shales Dolomitiques de base	10	UMZ
			(lower dolomitic shale)
		*	RSC: Roches Siliceuses Cellulair	20
			(coarse grained siliceous dolomite)
		**	RSF : Roches Siliceuses Feuilletees	5 - 10	LMZ
			(laminated dolomitic shale)

		**	Dstrat: Dolomies Stratifiees	0 - 5	LMZ
			(stratified dolomite)

	RAT	*	RAT Grises: Roches Argilo-Talqueuses			RL7
	R1		(brecciated dolomite and sandy shale - grey)

			RAT Lilas
			(brecciated dolomite and sandy shale - lilac)
Kilbara			not exposed or encountered at Tenke Fungurume

Notes for Table Above

UMZ = upper mineralaized zone
LMZ = lower mineralized zone

** Principal Mineralized Units
* Important but less Mineralized Units

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7.3

Structure

The Luflian Arc is an intensely folded zone composed of three distinct but related structural units. The outer unit, within which the Tenke Fungurume group of deposits is located, is the most northerly, consisting of tightly folded and thrust blocks of Roan aafe rocks which have been tectonically transported from south to north, and now rest upon a younger Kundelungu foreland.

The Tenke Fungurume concession encloses thrust slices of various dimensions and orientations. The northern portion is relatively undisturbed with a gentle northerly dip, while the southern portion is occupied by the Dipeta syncline. At its eastern extremity the syncline is closed by a series of thrust blocks which form the Fungurume section of the deposits. At the western end, the northern limb of the syncline is terminated by a major dislocation which offsets the Tenke deposits to the northeast.

Within the east-west trending Dipeta syncline both the northern and southern limbs can be traced in more or less continuous ridges of Lower Roan rocks, with more resistant RSC forming the crestal spines. These ridges run approximately parallel for a distance of 14 km, apparently undisturbed. The deeper structure of the syncline is unknown. The presence of small- intermediate scale folds and bedding parallel to faults and the complexity evident in the Tenke Fungurume deposits suggests that the structure is unlikely to be simple.

As in the case with the Kolwezi Nappe, it is possible that the mineralized mega- fragments represent transported blocks of large dimension riding as nappes, or related structures, on series of decollement planes. The overall transport direction has been interpreted as being from south to north.

Both to the north and south, the Dipeta syncline is flanked by numerous blocks or ecailles of Lower Roan rocks. They attain a maximum development south of the syncline where they form, in general, randomly oriented blocks. By contrast the thrust blocks to the north of the northern flank of the syncline are smaller and fewer in number, generally aligned sub-parallel to the strike of the Dipeta syncline, and are seen to rest upon the lower member of the Dipeta formation (RGS) of Upper Roan age.

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8.0

Deposit Types

The section below is taken primarily from KSLE 1998:

Genesis

Over the years since the initial discovery of the copper in the Copperbelt, there have been many and varied theories as to the mode of concentration of the metals found. Before underground mining development provided good exposure of geological contacts, early geologists assumed granitic rocks of the Basement Complex had intruded the sediments and that the copper and cobalt mineralization had selectively replaced parts of the favourable beds by hydrothermal processes. When it was demonstrated on the Zambian Copperbelt that the host rocks are not intruded by but unconformably overlie the granites, the syngenetic origin of the mineralization became widely accepted.

An alternative genetic model invokes formation of a favourable mineralizing environment during depositio n of the sediments, subsequently utilized during early diagenetic alteration by basin brines.

There is no concensus regarding the origin of these deposits. The different genetic models include detrital concentration, chemical precipitation under various conditions, circulation of mineral brines during diagenesis, enrichment by evaporation in shallow waters, and remobilization under pressure, produced by folding and thrusting. As mineralization occurs in rocks of diverse type, complex controls are indicated. It is now generally agreed that no one set of rules applies.

Whatever the mechanism that resulted in the formation of these deposits, the stratifirm nature of the mineralization, both on the very fine and regional scale, argues for syn-sedimentary processes playing a major role in the ultimate ore- forming process. This results in extensive lateral continuity of the orebodies, often over thousands of metres, as exemplified by such major deposits as Nchanga in Zambia and Kolwezi in the Congo.

Deformation

The sequence of bedded rocks that hosts the Tenke Fungurume copper-cobalt deposits is a strongly deformed portion of the Lower Roan Supergroup, forming a series of synclines and anticlines overturned to the north. These are themselves broken by thrustingand faulting into numerous locally isolated blocks or mega- fragments, producing a complex structural environment.

Three geological characteristics of the Tenke Fungurume deposits are noteworthy:

  absence of intrusive igneous rocks

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  very low metamorphic grade

  lateral continuity within each isolated mega-fragment

None of the geological maps generated by UMHK, SMTF or Gecamines record any evidence of igneous intrusives. There was no sign of felsic or mafic igneous material in any of the drill holes completed by TFM during the 1997 drilling program.

Despite the high degree of deformation these rocks have undergone, they remain essentially un-metamorphosed. In order to produce the degree of thrusting, folding, and transport of large allochthonous blocks (up to 20 x 10 km) at shallow depth, there must have been abundant pore fluids to lubricate the tectonic processes. One possible source would have been exhalites for which evidence exists (Cailteux 1994). It is suggested that the primary tectonic control may well have been gravity slides, rather than compressive plastic deformation, or a combination of the two.

Mineralization

The copper-cobalt mineralization is mainly associated with two dolomitic shale horizons (RSF and SDB respectively) each ranging in thickness from 5 to 15 m, separated by 20 m of cellular silicified dolomite (RSC).

Age

Due to difficulties associated with extrapolating lithologies over long distances, facies changes and discontinuity due to structural breaks, it was originally thought that the mineralized zones at Tenke Fungurume were Upper Roan Age, that is, not equivalent to the similar deposits occurring in Zambia and at Kolwezi. It is now believed that these mineralized zones can be equated with rocks of the Lower Roan Group. They are therefore the same age as the copper bearing horizons of the Zambian Copperbelt, in common with the other Katangan copper-cobalt deposits.

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Figure 8.1 Copper Clearing with Trenching and Caved Adits

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9.0 Mineralization

The main economic minerals present at Tenke and Fungurume are malachite, chrysocolla, bornate, and hetrogenite with minor amounts of pseudomalachite, libethenite, bornite, chalcopyrite, carrollite, plancheite, diginite, covellite and manganese wad. Trace amounts of native copper, cuprite, azurite shserocobaltite, brochantite and pyrite have also been reported.

Figure 9.1 Copper Cobalt Mineralization at Tenke - Goma South

The primary copper-cobalt mineral associations are homogeneous in both mineralized zones and any variations are due to the effect of oxidation and supergene enrichment. Consequently the mineral assemblages can be grouped into three main categories dependent upon the degree of alteration – oxide, mixed and sulphide zone.

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Oxide Zone

The effect of weathering is most evident near surface. As a result of weathering primary copper sulphides have been altered to form carbonates, silicates, phosphates, oxides, sulphates and native metal. Cobalt sulphides have been altered to cobalt carbonate, oxide and arsenate species.

Any material that has >85% of its copper in oxidized species is considered to fall within the oxide category.

The oxide zone at Kwatebala contains malachite as the major copper mineral; pseudomalachite forms a minor constituent and chrysocolla is rarely observes. At Fungurume the oxide minerals can vary from one gisement to another.

The weathering zone has an average depth of 75 m at Tenke and 125 m at Fungurume. These average figures can be misleading as locally depths vary. This is due to preferential weathering along planes of weakness especially in the RSC, the composition of which varies markedly from that of the other units.

Mixed Zone

The oxide zone is separated from a clean sulphide zone by a zone of mixed oxides and sulphides varying in vertical extent and oxide:sulphide ratio. Any material that has between 15% and 85% of its copper in oxide or acid soluble copper species is considered to fall within the mixed category.

Weathering has resulted in supergene enrichment of chalcocite and the redistribution of copper and cobalt mineralization into other strata, mainly the RSC, which do not normally carry significant amounts of hypogene sulphides.

Sulphide Zone

The sulphide zone, the least affected by weathering, contains mainly chalcocite and digenite with minor amounts of bornite and carrolite, and rare chalcopyrite. The mixed oxide-sulphide zone is not a clearly defined segment that can be easily delineated and its boundaries with the other zones are often blurred and unclear.

Gangue Minerals

Dolomite and silica are the main gangue minerals present. Dolomite or dolomitic rocks make up the bulk of the host strata. Weathering of the host rocks is normally depth related, intensity decreasing with increasing depth, producing hydrated iron oxides and silica at the expense of dolomite, which is leached and removed.

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Figure 9.2 Copper Cobalt Mineralization at Fungurume Gisement II

10.0

Exploration

Exploration history at Tenke Fungurume has been briefly described in other sections of this report. Exploration continues at the time that this report was being prepared with exploration drilling at site under the supervision of Phelps Dodge.

11.0

Drilling

The drilling history of the Tenke Fungurume Deposits goes back as far as 1919. The various drilling campaigns by UMHK, Gecamines, SMTF and TMF are summarized in Table 11.1

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Table 11.1 Summary of Drilling Programs

Time Period	Company	Tenke		Fungurume		Dipeta		Total
		Boreholes	metres	Boreholes	metres	Boreholes	metres	Boreholes	metres
1919 - 21	UMHK			59	11,101.3	8	1,412.6	67	12,513.9
1942 - 51	UMHK	3	639.3	106	23,684.3			109	24,323.6
1958 - 68	UMHK	196	51,108.1	28	12,352.9			224	63,461.0
1968 - 70	Gecamines	1	82.3	14	3,668.5			15	3,750.8
1971 - 76	SMTF	244	25,094.1	287	38,741.9			531	63,836.0
1981 - 91	Gecamines			82	8,581.6			82	8,581.6
1997	TFM	46	4,268.6			42	5,641.0	88	9,909.6
Total		490	81,192.4	576	98,130.5	50	7,053.6	1116	186,376.5

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The section below is taken primarily from KSLE 1998.

When TFM obtained access to Tenke Fungurume in early 1997 a comprehensive diamond drilling programme was envisaged. The first part was an extensive exploration plan for the Dipeta syncline and flanking fragments lying between the Tenke and Fungurume areas and having a cumulative outcropping strike length of 82 km of potentially ore-bearing strata.

The second part of the programme, which relates to the major part of this Feasibility Study, was introduced in March 1997. This comprised a series of drillholes at Kwatebala to provide new core for metallurgical testwork and check assaying, geotechnical information, twin holes and in- fill holes.

Kwatebala

Table 11.2 summarises the drilling carried out at Kwatebala by TFM during 1997.

Table 11.2 TFM drilling at Kwatebala

Number of	Total metres	Type	Remarks
boreholes
13	643.2	metallurgical	2 also used for geotechnical data
			1 also used for twinning
9	974.8	geotechnical	1 used for metallurgical sampling
			1 used for twinning purposes
3	148.0	twin holes	1 used for metallurgical sampling
			1 used for geotechnical data
21	2 502.6	infill and	mainly infill, limited amount to
		other	extend resource envelope
46	4 268.6

Some drillholes were used for more than one purpose.

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Dipeta Syncline

A total of 31 drill holes of various lengths and orientations were drilled on sections that are in general 500 m apart along an E-W strike direction. They were oriented towards the mineralized zones of the deposit ad drilled to depths mostly within 100-200 m range. The deepest hole is 394 m. The total core drilling in Dipeta from 31 holes was about 4,000 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consisted of approximately 1,650 m.

The results of the recent exploratory drilling programme carried out by TFM in the Dipeta syncline suggest the potential for continuous oxide mineralization over a cumulative strike length of at least 10 km to a vertical depth of 100 m. Aside from five intersections at Shadziranzoro (from the recent campaign) and three holes drilled by UMHK at Mambilima and Mwadikomba, the continuity of sulphide mineralisation at depth has not been explored. Based on the lateral continuity of mineralisation at surface and conditions similar to those at Tenke and Fungurume and other deposits in the Central African Copperbelt, it can be reasonably inferred that there is a significant sulp hide resource in the Dipeta syncline.

The surface expression of an exploration target in the Dipeta Syncline - Mambilima (holes DMA/1 and DMA/4) is shown in Figure 11.1.

Figure 11.1 Dipeta Syncline Surface Expression

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Twin Drilling

A short programme of twin drilling at Kwatebala has been carried out with four previously drilled holes being re-drilled. These are listed in Table 11.3

Table 11.3 Twin Drilling Program

Number		Co-ordinates		Incline	Azimuth	Depth	Twinned with
original proposal	actual	X	Y			m	UM/G	SMTF
1.	TKA34	219.700	325.000	V	-	90.80	T124	17.0/5
2.	TKA36	219.900	325.157	V	-	30.60	T14	19.0/6.55
3.	TKA16	219.900	325.350	-65°	true east	18.00		19.0/8.5
4.	TKA19	220.200	325.252	-70°	magnetic	92.85		20.0/7.52

The seven ore intersections in the four twin holes confirmed the geological structure, ore zone thickness and ore type. The average grades for equivalent SMTF and TFM intersections were similar, although individual samples displayed high variance. The twinning programme illustrates the anisotropy inherent in the oxide ores on a local scale, but when the grade profiles are compared, the intersections are seen to match well.

12.0

Sampling Methods and Approach

The following Section on recent sampling is taken from the KSLE Draft Feasibility Study.

TFM completed a diamond drilling programme during the period May to November 1997, at Kwatebala and in the Dipeta syncline area.

The mineralized, or potentially mineralized, sections of all the drill cores were sampled and tested for copper and cobalt content. In total, 2 959 core samples with a total length of 4 051.6 m were collected and submitted for assay. All survey, geological, sampling and assay data have been incorporated into a common database at the Fungurume exploration camp. This section will discuss the standard operating procedures established for core handling, logging, sampling and assaying.

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Core Handling

Drill core was packed into wooden or metal core trays on site, with the depth of each run marked on wooden blocks and inserted in the trays. These were collected by the geologists and delivered to the core handling area at Fungurume camp. Core handling consisted of:

-

Geological logging;

-

Measuring core recoveries;

-

Photographing core;

-

Marking out samples;

-

Cutting core for sampling;

-

Sampling core;

-

Racking and storage.

All logging and sampling of core was carried out by TFM geologists. Photography and recovery measurements were carried out by assistants under geological supervision.

Cores were logged by TFM geologists according to the existing stratigraphic nomenclature and coded using the KSLE coding system established for incorporation into MEDSYSTEM®. One additional coding system was introduced at site. The resource code (RESCODE) is used to allow different stratigraphic units to be easily identified and extracted from the geological and assay databases.

Core recoveries were recorded for each borehole, and all cores were photographed to preserve a permanent record.

All cores intersecting mineralized zones were systematically sampled, following the procedure outlined below:

-

Mineralized/potentially mineralized zones marked out;

-

Core was marked for cutting. The core was diamond sawed longitudinally to produce two halves - one to be analysed, the other kept as a permanent record;

-

Where sawn core was used to provide metallurgical composites, the second half-cores were re-sawn to produce quarter-cores for assay;

-

Sample intervals were marked on cut core - sample number, top depth and bottom depth;

-

The cores were sampled from above the top of the UMZ to below the base of the LMZ to establish a continuous grade profile through the mineralized sections;

-

Samples were bagged and numbered;

-

All samples were logged and the sample number, depths, sample length and stratigraphic unit recorded for each sample;

-

Samples were delivered to the sample preparation laboratory;

-

The sample data were entered into the computer database. -

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

All cores were stored under cover at the Fungurume exploration camp after logging, sampling and photography.

13.0

Sample Preparation, Analysis and Security

13.1

STMF Studies

Laboratories

From the start of STMF’s studies in 1971 to May 1972 all assaying was done at the Rhokana laboratories at Kitwe in Zambia. At that point the Fungurume laboratory was commissioned and from then on all of STMF’s copper and cobalt assays were done at Fungurume (utilizing the same analytical techniques as at the Rhokana laboratory). From 1972 onwards, the Fungurume laboratory undertook to evaluate the gangue acid consumption (GAC) properties of the material sent for assay, as well as performing routine assays for copper and cobalt.

Assaying for total and acid soluble copper and cobalt was carried out by atomic absorption spectrophotometry (AAS) techniques. For the determination of acid soluble copper and cobalt, samples were leached with warm 5% sulphuric acid saturated with sulphur dioxide for exactly one hour, and the leach solutions analysed.

Electrolytic Re-assays

Atomic absorption results were checked daily be assaying for total copper by electroloysis. Twelve to 18 samples out of the original daily throughput if 100 samples were sleceted at random , and atomic absorption results were accepted only if they came within 3% of the figures obtained by electrolysis. Otherwise, the entire batch was re-assayed, in accordance with standard practice at the Rhokana laboratory.

Pulp Re-assays

A selection of the trench, adit and drill core sample pulps which had been assayed at Rhokana prior to May 1972 were subsequently re-assayed at Fungurume. In addition, some samples originally assayed at Fungurume were later re-assayed at Fungurume

Alfred H. Knight Re-Assays

According to SMTF reports, an independent check was made on the performance of the Rhokana and Fungurume laboratories by Alfred H. Knight Ltd. in the U.K. It is not known whether these checks were performed on pulps, rejects or second splits of core.

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The results of these repeat assays were subject to statistical analyses by SMTF to determine whether significant differences existed between the results of the three laboratories. According to SMTF this work showed that the correlation in the linear regression graphs and significance tests between Fungurume’s and Knight’s results, and between Fungurume’s and Rhokana’s results were good for both total copper and acid soluble copper. The study of variance tests revealed with high levels of confidence, 93% and 97%, that "between laboratory" variance was insignificant compared to differences due to metal distribution within the deposit. There are no details available of any comparison between Rhokana’s and Knight’s results.

As an independent check by SMTF, eighteen drillholes from Fungurume Gisement IIh originally assayed at Rhokana were re-split on the original sample intervals and the quarter core samples were assayed by the Fungurume laboratory. There is no indication in SMTF’s report as to where the preparation of the original samples was carried out. Weighted mean grades of the orebody intersections were calculated for both sets of assays. Intersections through the upper orebody were quoted by SMTF as showing close correlation within 5% to 8% of the original copper grades, with the exception of two individual samples. The lower orebody re-sampling results were within 12% of the original figures, with the exception of one intersection.

13.2

TFM Studies

Assaying was done on site at Fungurume by Société Générale de Surveillance S.A. (SGS), who refurbished the existing facilities with new equipment.

Assay Procedures

Based on previous exploration results and a long history of exploitation elsewhere on the copperbelt, only four assays were specified for the current programme: total copper (TCu), total cobalt (TCo), acid soluble copper (ACu) and acid soluble cobalt (ACo). Both procedures (total and acid soluble) involve digestion of the sample and assay finish by AA to determine copper and cobalt contents. The major difference lies in the digestion methods used. Selected samples were also analysed for additional elements.

Assay Checks

An extensive series of assay checks on site was instituted by TFM to ensure not only that the results reported are accurate and repeatable, but also that the relationship between total metal content and acid soluble metal content is properly reported.

Re-analysis of selected samples by external laboratories (SGS Zimbabwe and Anamet in the UK) was also carried out by TFM.

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Assay Results

Sample material provided to the laboratory consisted of a complete spectrum of mineralization types ranging from oxide through mixed oxide-sulphide to sulphide. These compositions are reflected in the ratios of ACu to TCu and ACo to TCo which range from 0-100%.

One hundred and twenty five standards and 124 blanks (equivalent to > 4% of the total of 2 959 samples that were submitted) were used to monitor accuracy and contamination at the site laboratory. Of these, 57 standards and 57 blanks were submitted for the Kwatebala sampling, representing 7% of the 1,564 original samples.

In summary, analysis of results to date indicates that:

-

TCu and TCo assays are accurate and repeatable;

-

ACu results for oxide material have been slightly over reported relative to TCu by SGS but that the error is small and lies within levels of detectability;

-

Cutting ACu to TCu (where the former exceeded the latter, within the limits of detectability) does not significantly alter the average composite values;

-

ACo is more sensitive to temperature variations in the sample digestion procedure than ACu;

-

ACo results do not exceed TCo results, meaning that average composite values are not significantly reduced by using cut values.

Independent Check of Original Drillcore Assays

During November 1997, KSLE carried out an on-site audit of sampling and assaying procedures practised at Fungurume. The audit encompassed the supervision and preparation of a number of samples under strictly controlled conditions. In summary, KSLE found that these procedures appeared to conform to internationally acceptable standards.

Metallurgical Sampling

Kwatebala Adit Material

A 20 t bulk sample was obtained by TFM site personnel from three adits, TB2, TB3 and TB5 to represent ore to be mined in the initial production period, during years 1-3. The adits were chosen by KSLE.

This Kwatebala adit sampling was undertaken from May to mid June 1997. A typical Bulk sampling slot for metallurgical composite sample - Adit TB2 Kwatebala is shown in Figure 13.1.

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Figure 13.1 Metallurgical Bulk Sampling

The material was sent to Svedala in York, Pennsylvania and then to Lakefield Research in Ontario, Canada, for comminution tests and metallurgical testwork.

Kwatebala Drill Core

KSLE proposed a sampling programme to provide oxide material for grinding and leach kinetic metallurgical testwork, the material to be obtained from existing drill cores, and from new core to be obtained from TFM’s current drilling programme. This sampling was undertaken from late June to early July 1997 and the material was sent to Lakefield Research.

A further set of samples was later taken by TFM from the same 1997 drilling program for specific GAC testing by Lakefield Research.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Fungurume

At Fungurume, TFM carried out a sampling programme including trench material, adit material and drill core from Gisements I, IIh, IIv, III, IV and VII. These samples were combined into 20 kg composites to represent gisements and mineral horizons.

This sampling was undertaken in August 1997. A total of 240 kg was sent to Lakefield Research for testing.

Goma and Fwalu

No samples were acquired for the Goma and Fwalu open pit areas. The mineralogy of the Goma and Fwalu areas is generally similar to the Kwatebala area. In the future it will be necessary to undertake a metallurgical test program of material from Goma and Fwalu.

14.0

Data Verification

14.1

Data Acquisition

The initial database used to prepare resource estimates was assembled as part of the KSLE draft feasibility study. An initial visit to the Congo was made by two KSLE geologists during October 1996 to ascertain what data were archived by Gecamines in their offices in Lubumbashi and Likasi, and to set up the procedures necessary for their retrieval. As a result of that visit a photocopier and a plan scanner were purchased and airfreighted to Likasi in preparation for data acquisition. During a second visit in December 1996, a large selection of data generated by the three previous operators, UMHK, SMTF and Gecamines, was copied and freighted to the UK. The data comprised principally drill hole logs and laboratory assay reports, topographic and geological maps and stratigraphic cross sections along drill hole fences. The data weighed in at about a quarter of a tonne.

The current database also includes drill hole data from the TFM - 1997 drilling program.

14.2

Data Input

For all deposits, the data generated by the three previous operators from trenches, adits and drill holes were coded and entered on to computer using Komputer Keyes Data Entry Emulator? software. The input comprised stratigraphic, structural, mineralogical and assay results, and surface and down- hole survey data. Topographic contours, surface geological maps and provisional cross sectional stratigraphic interpretations were digitized. Analytical data comprised total copper and cobalt assays, acid soluble copper and cobalt assays by SMTF, a small number of oxide copper and cobalt assays by UMHK and Gecamines, check assays by SMTF and Rhokana for some of all the above, gangue acid consumption determinations by SMTF and minor numbers of assays for calcium oxide, copper as malachite and copper as pseudomalachite. The major part of this data input phase occupied the four months from February through May 1997.

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Data from the TFM – 1997 drilling program has also been added to the electronic database for each deposit.

14.3

Data Checking

The major part of the checking and correction of input data by KSLE occupied the period March through May 1997. Maps and sections were generated to identify errors. The software used for producing these maps and sections, and for all subsequent stages of data handling, plotting, statistics, modelling, resource estimation, pit design and scheduling was Medsystem? , licensed by Mintec Inc. of Tucson, Arizona.

In addition to the data checking undertaken by KSLE, Mintec and NMS undertook additional checking of the TFM - 1997 drilling program results included in the electronic database used for resource estimation. While at site the database entries were compared to original logs and assay certificates for a total of seven of 46 holes drilled at Tenke.

14.4

Check Assays

Check assays were examined by KSLE by generating scatter plots between them and the original assays. No attempt was been made to classify the original assay results by date or laboratory, so no observations could be made on quality of sample preparation or performance of individual laboratories. The data have, however, been classified by deposit for convenience. Sample population assay means and correlation coefficients, classified by sample type and analysis, are summarised in Tables 14.1 and 14.2 In the tables the assays are abbreviated as follows:

TCu - original total copper, ACu - original acid soluble copper
TCo - original total cobalt, ACo - original acid soluble cobalt

CTCu - check total copper, CACu - check acid soluble copper
CTCo - check total cobalt, CACo - check acid soluble cobalt

For all mineral resource estimation procedures, only original assays were utilised.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Kwatebala

The Kwatebala data set contains 611 samples with check assays for total and acid soluble copper and cobalt in addition to the original assays.

Table 14.1 Kwatebala Assays Originals vs Checks

Sample	N	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr
Type		Mean	Mean	Coef	Mean	Mean	Coef	Mean	Mean	Coef	Mean	Mean	Coef
		TCu	CTCu	TCu	ACu	CACu	ACu	TCo	CTCo	TCo	ACo	CACo	ACo
Trenches	8	3.250	2.871	0.032	2.813	2.865	0.031	0.200	0.167	0.671	0.129	0.150	0.700
Adits	186	3.756	4.114	0.995	3.484	4.037	0.991	0.306	0.397	0.989	0.237	0.383	0.983
SMTF	417	3.806	4.083	0.949	3.480	3.955	0.950	0.329	0.356	0.976	0.288	0.343	0.966
D/H

It should be noted, in this and all other tables and reference documents where grades were quoted to more than two decimal places, that this is purely a feature of computer generation. No precision greater than two places was implied.

For the eight trench assays the number of samples was probably too few to permit meaningful observations, other than to say that the scatter plots showed good correlation for six of the eight copper assays, and poor correlation for cobalt.

For the 186 adit samples the copper plots showed excellent correlation , although with a consistent negative bias, i.e. the check assays are almost all higher than the originals. This was reflected by the mean of the check assays at 4.11% TCu being more than the mean of the originals at 3.76% TCu. For cobalt the situation was similar, although with stronger negative bias.

For the 417 SMTF drillhole samples, both total and acid soluble copper showed very good overall correlation with little overall bias, although with some wide scatter below 10%, indicating that precision (variability) was not as good as for the adit samples. Again, the mean of the originals was safely less than the mean of the checks. For total cobalt, overall bias was again negative, with means of 0.33% (originals) vs 0.36% (checks), but again precision wais poorer than for the adit samples. This relationship was maintained for acid soluble cobalt where bias continued negative, and precision was slightly poorer than for total cobalt.

Fungurume

A total of 6,084 samples contributing 23,914 check assays were entered on to the Fungurume database as shown in Table 14.2. The majority (4 times 4,263) were check assays in SMTF drillholes. Trenches and adits contributed 889 and 790 samples respectively, each with four check assays, and UMHK and Gécamines drillholes made up the balance of 144 samples.

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Table 14.2 Fungurume Assays Originals vs Checks

Sample	N	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr	Orig	Check	Corr
Type		Mean	Mean	Coef	Mean	Mean	Coef	Mean	Mean	Coef	Mean	Mean	Coef
		TCu	CTCu	TCu	ACu	CACu	ACu	TCo	CTCo	TCo	ACo	CACo	ACo
Trenches	889	6.920	7.233	0.936	6.392	7.131	0.927	0.661	0.778	0.916	0.478	0.684	0.926
Adits	790	5.396	5.682	0.966	5.018	5.406	0.959	0.747	0.894	0.971	0.558	0.765	0.965
UMHK	122	1.631	1.608	1.000	-	-	-	-	-	-	-	-	-
D/H
SMTF D/H	4263	4.866	5.085	0.979	2.871	2.980	0.948	0.388	0.434	0.887	0.225	0.322	0.659
Géca D/H	20+41	9.257	8.831	0.997	-	-	-	1.610	1.810	0.797	-	-	-

1Note: only 4 of the 20 Gécamines samples were assayed for Co

For the 889 trench assays, the total copper plot showed excellent overall correlation with a very slight negative bias, but with several assays scattered away from the 45o no bias line. For acid soluble copper the negative bias was more pronounced. For cobalt bias was also negative overall and precision was questionable.

For the 790 adit samples, the copper plots showed excellent correlation and better precision than those for the trench samples. For cobalt, the situation was similar, although with stronger negative bias.

For the 122 UMHK drillhole samples, there exist originals and checks of total copper assays only. The scatter plot exhibited virtually perfect correlation for both accuracy and precision with only very slight positive bias, demonstrated by the regression line coinciding with the 45° ideal, and the mean of originals 1.63% TCu being marginally higher than the mean of checks 1.61% TCu.

For the 4,263 SMTF drillhole samples, the copper plots showed very good overall correlation with virtually no bias. However, the scatter for the acid soluble copper showed a concentration of original assays up to 12% ACu which were not well corroborated by the respective CACu check assays. This lack of precision appears to be exhibited by relatively few assays when compared with the large data set from 4,263 samples. However, KSLE noted that this sort of situation should be investigated if it occurs in the future. For cobalt, the plots show very similar distributions to those for trench assays, i.e. negative bias and some scatter in precision.

The 20 samples from Gécamines’ drillholes exhibited good correlation for total copper, with mean of originals 9.26% slightly higher than mean of checks 8.83%, demonstrating a positive bias overall. Finally, of four Gécamines samples assayed for total cobalt originals, three checks were good and one was not.

Conclusions

The KSLE study of the check assay data revealed that the great majority of the means of the various populations of original assays, which were used for resource estimation, were lower grade than the means of the check assays, therefore the Draft Feasibility Study resource model grade estimation tended towards the conservative. Hence, the same can be said for the current estimate in this report.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The KSLE comparison of check assays against original assays suggested that there was some bias. They did not know at which stage of the sampling process the errors may have been caused, i.e. sample selection, sample preparation, assaying or any combination thereof. They also suggested that any such divergence revealed in future work would require investigation and remedial action.

15.0

Adjacent Properties

The discussion of adjacent properties is not considered important to the overall context of this report.

16.0

Mineral Resource and Mineral Reserve Estimates

16.1

Introduction

General

This report has been prepared to provide an updated summary of the current state of resource estimation for the Tenke Fungurume Project. No new estimates of reserves have been made as part of this report. Phelps Dodge is currently preparing reserve estimates as part of a bankable feasibility study of the project. However, this is a work in progress and the results are based upon in- house resource estimates that are not yet available for public disclosure.

This section has been prepared to satisfy requirements of NI 43-101. Each section below has been structured to provide a summary for each of the key resource estimation areas of the Tenke Fungurume Project area. As such, there is some duplication of effort and repetition in each section.

Geographical Areas

Within the exploration concession limits, several areas were identified based on the geographic location of drill holes and exploration targets. Thus the deposit has been subdivided into five geographical areas or domains for resource modeling purposes. Mineral resources have been estimated for the five groups of deposits as follows:

Kwatebala
Fungurume – Gisements I, II, III, IV, VII
Goma – Goma Sud, Kabwelunono & Shimbidi

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Kavifwafwaulu (Fwalu for short)
Dipeta Syncline

The approximate coordinate limits for the perimeters of exploration concession are from 200,000 to 240,000 Easting, and from 311,000 to 331,000 Northing. This represents an area of approximately 40 x 20 km.

Geological Interpretation

The mineral resources for Tenke-Fungurume project were estimated based on the use of 3-dimensional block models built for the different areas in the deposit utilizing commercial mine planning software developed by Mintec, Inc. called MineSight®.

Copper and cobalt mineralization is structurally controlled and is mainly associated with two dolomitic shale horizons, each ranging in thickness from 5 m to 15 m. The basis of the resource model is the geologic interpretations of the copper and cobalt mineralization zones in each area. Mintec and KSLE developed the original geologic models of the Tenke-Fungurume deposit for the completion of the 1997 KSLE Feasibility study. The geologic interpretations done at that time did not include the additional drilling in Kwatebala and Dipeta areas carried out during 1997 campaign. For this study, Mintec reviewed and refined the geologic models using all the drill hole data available, incorporating the additional drilling.

Resources have been estimated based upon trench, adit and drill hole data up to and including data acquired by TFM and KSLE during 1997. There have been a total of 1090 drill holes comprising about 160,000 m of exploration core drilling, adit and channel samples completed within the Tenke-Fungurume deposit areas; all of which have been loaded into the Mintec database.

The geologic interpretations were developed on drill hole cross sections delineating the mineralized zones using a 1% equivalent Cu cut-off. A factor of 10 was assumed for Co to make it equivalent to Cu. This ratio is still reasonable and more conservative than about 13:1 ratio based on the previous 3-year average commodity prices (2003-2005).

Mineral resource estimates reported in this study have been categorized by confidence level into measured, indicated and inferred classifications.

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16.2 Geological Interpretation and Deposit Geometry

Kwatebala & Fungurume

KSLE generated 1:1000 scale cross sections along drill fences across the Kwatebala and Fungurume deposits at 50 m intervals. The sections presented trench, adit and drillhole intersection data on rock types and structures, and assay histograms for total copper and cobalt. These sections formed the basis on which KSLE’s stratigraphic and mineralogical interpretations were hand drawn in the period May through July 1997. A drill Hole Plan is shown in Figure 16.2.1 and a typical current section is shown in Figure 16.2.2 below. This section shows outlines of the limbs used for wireframe construction. Additional plots are included in Appendix A.

Figure 16.2.1 Topography contours and locations the holes with traces - Kwatebala

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Figure 16.2.2 Section at 19,750 E showing the mineralized zones - Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.2.3 Fungurume Non-orthogonal Section 36827 East

For delineating limits of mineralized zones when interpreting from assays, a 1% equivalent copper cut-off was used. To determine equivalence between copper and cobalt, a factor of ten was used, i.e. 0.1% cobalt was accepted as being equivalent to 1% copper.

A total of 41 sections were interpreted across Fungurume Gisements I, IIh, IIv, III, IV, VII and XI.

At Kwatebala, 38 north-south sections were interpreted. Also, as most of the holes drilled in the western half of the deposit were inclined eastwards off section, twelve east-west longitudinal sections were generated and interpreted to ensure the limits of the various mineralized zones were accurately positioned on the north-south sections. . Figure 16.2.1 shows a plot of the drill hole locations with traces with topography contours. Figure 16.2.2 shows a sample section at 19,750 E coordinate. Additional plots are included in Appendix A.

The stratigraphy, faults and mineralized zoned were digitized to VBM from the NW-SE Fungurume sections and the north-south Kwatebala sections.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Goma & Fwalu

The mineralized zones Goma and Kavifwafwaulu were based upon a combination of interpretations done by UMHK, SMTF and Gecamines and were not re-interpreted by Mintec. However the intersections of the sectional interpretations of the zones were plotted on plan maps at 10m increments. Using this information, ore zone polygons were generated after some review and updates.

16.3 Solid Models

Kwatebala & Fungurume

The mineralized outlines developed on sections and benches were connected with the outlines on the adjacent sections or benches to develop 3-D wire-frame "solid" models. At the extremities of the mineralized envelopes, or where the mineralization did not seem to continue to the next cross section, the outlines were closed off to a point half way between sections. Figure 16.3.1 shows a 3-D view of solids to represent the mineralized envelopes in Kwatebala. Figure 16.3.2 shows a 3-D view of solids to represent the mineralized envelopes in Fungurume. Additional plots are included in Appendix A.

In this study, Mintec reviewed the historical work done on geologic modeling that defined the mineralized envelopes. The 3-D solids developed for each deposit were displayed on sections and plans with the complete drill hole information. The relevant changes to the outlines were done and some new outlines were added based on the additional drilling completed by TMC in 1997. The updated solids provided the basis for the current resource estimate.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.3.1 3-D view of solids to represent the mineralized zones – Kwatebala

Figure 16.3.2 3-D view of solids to represent the mineralized zones – Fungurume

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

16.4 Assay Statistics

Kwatebala

The current Kwatebala deposit database contains a total of 356 records of drill holes of various lengths and orientations, including the adit and trench channel sample data. The core holes are drilled on sections that are mostly 50 m apart along E-W direction. They are drilled at various orientations and dips oriented towards the mineralized zones of the deposit. The depths of the holes are mostly within 100-300 m range, but there is some very deep drilling. The deepest hole is 1109 m.

The total drilling and other methods of collecting data is about 43,650 m including the un-assayed intervals. The assayed intervals for copper and cobalt consist of 14,059 m. The nominal assay interval length is 1.0 m although there are some assay intervals less than 1 m. Therefore, the average assay interval length is 0.95 m.

Statistical analyses of assay data were performed for copper (Cu) and for cobalt (Co). General statistics including total length, number of samples, mean value, standard deviation, maximum value, and coefficient of variation were calculated for reference. Table 16.4.1 summarizes the statistics of all assay data in the database. Histograms of the assays are included in Appendix B

Each mineralized zone or solid was given a corresponding LIMB code based on the associated rock type. An HOR (horizon) code that comprised of a collection of LIMB codes was also assigned to each assay interval. According to this definition, HOR code 1 consists of LIMB codes 1-9, and HOR 2 consists of LIMB codes 11-19, and HOR 3 consists of LIMB codes 21-29.

Assays within mineralized envelopes or solids were assigned specific LIMB codes to designate them which zone they belong to. The assays outside the solids therefore were not coded, and were considered waste. Also, the assays with the LIMB codes that are not 1-29 were considered waste. Further statistical analysis of the data was limited to those assays with assigned LIMB codes 1-29 only. Table 16.4.2 summarizes the statistics of assays within mineralized zones. Figures 16.4.1 and 16.4.2 give the summary statistics and histograms for the Tcu and Tco assays within 1-29 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database. Appendix B includes the results.

The correlations between Total Cu and Acid soluble Cu (Acu) and between Total Co and Acid soluble Co (Aco) assay grades are exceptionally good. The coefficients of correlations obtained from the least square linear regressions are 0.98 and 0.94 for Cu and Co, respectively. Figures 16.4.3 and 16.4.4 show scatter plots of Tcu versus Acu, and Tco versus Aco.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The correlations between Cu and Co grades do not exist in general.

The missing acid soluble assays were assigned to each assay interval by calculation of the ACU/TCU and ACO/TCO ratios for the available assay data within each of the mineralized zones (LIMB 1-29). Because of good correlations between the total and acid soluble values for both Cu and Co, and applying the calculations within the mineral zones, the approach taken is reasonable. However, this method does not take into consideration the observation that the acid soluble ratio decreases with depth in general.

Table 16.4.1 Summary statistics of all assay data in the database - Kwatebala

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	14,749	14,059.3	50.00	2.217	1.364
Acu	12,028	9,951.5	49.00	2.130	1.479
Tco	14,688	13,883.4	7.20	0.292	1.766
Aco	12,028	9,951.5	7.20	0.239	1.943

Table 16.4.2 Summary statistics of assays within mineralized zones - Kwatebala

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	10,506	9,574.9	50.00	2.801	1.182
Acu	8,855	7,304.2	49.00	2.631	1.285
Tco	10,453	9,421.7	7.20	0.366	1.581
Aco	8,855	7,304.2	7.20	0.298	1.734

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.4.1 Histogram of the Tcu assays within mineralized zones – Kwatebala

Figure 16.4.2 Histogram of the Tco assays within mineralized zones – Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.4.3 Scatter plot of Tcu versus Acu assays – Kwatebala

Figure 16.4.4 Scatter plot of Tco versus Aco assays – Kwatebala

Fungurume

The current Fungurume deposit database contains a total of 835 records of drill holes of various lengths and orientations, including the adit and trench channel sample data. The core holes are drilled on sections that are in general 50 m apart along a SW-NE strike direction. They are drilled at various orientations and dips oriented towards the mineralized zones of the deposit. The depths of the holes are mostly within 100-300 m range, but there is also some deep drilling. The deepest hole is 1,121 m.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The total drilling and other methods of collecting data is about 95,350 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consist of approximately 28,000 m. The average assay interval length is 1.42 m within the mineralized zones defined.

Assays within mineralized envelopes or solids were assigned specific LIMB codes to designate them which zone they belong to. The assays outside the solids therefore were not coded, and were considered waste. Also, the assays with the LIMB codes that are not 1-72 were considered waste. The statistical analysis of the data was limited to those assays with assigned LIMB codes 1-72 only. Table 16.4.3 summarizes the statistics of assays within mineralized zones. Figures 16.4.6 and 16.4.7 give the summary statistics and histograms for the Tcu and Tco assays within 1-72 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database. Appendix B includes the results for reference.

The correlations between Total Cu and Acid soluble Cu (Acu) and between Total Co and Acid soluble Co (Aco) assay grades are good. The coefficients of correlations obtained from the least square linear regressions using all the LIMB data are approximately 0.80 and 0.84 for Cu and Co, respectively.

The correlations between Cu and Co grades do not exist in general.

The missing acid soluble assays were assigned to each assay interval by calculation of the ACU/TCU and ACO/TCO ratios for the available assay data within each of the mineralized zones (LIMB 1-72).

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Table 16.4.3 Summary statistics of assays within mineralized zones - Fungurume

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	18,631	17,411.3	43.670	4.525	0.882
Acu	13,406	10,870.9	44.300	3.103	1.256
Tco	18,029	16,547.6	11.500	0.411	1.367
Aco	13,406	10,870.9	11.200	0.280	1.655

Figure 16.4.5 Histogram of the Tcu assays within mineralized zones – Fungurume

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.4.6 Histogram of the Tco assays within mineralized zones – Fungurume

Goma

The current Goma deposit database contains a total of 220 records of drill holes of various lengths and orientations, including the adit and trench channel sample data. The core holes are drilled on sections that are in general 50m apart along a SW-NE strike direction. They are drilled at various orientations and dips oriented towards the mineralized zones of the deposit. The depths of the holes are mostly within 100-300 m range, but there is also some deep drilling. The deepest hole is 1140 m.

The total drilling and other methods of collecting data is about 23,200 m, including the unassayed intervals. The assayed intervals for copper and cobalt consist of approximately 6,300m. The average assay interval length is 1.66 m within the mineralized zones defined.

Assays within mineralized envelopes or solids were assigned specific LIMB codes to designate them which zone they belong to. The assays outside the solids therefore were not coded, and were considered waste. The statistical analysis of the data was limited to those assays with assigned LIMB codes 1-26 only. Table 16.4.4 summarizes the statistics of assays within mineralized zones. Figures 16.4.8 and 16.4.9 give the summary statistics and histograms for the Tcu and Tco assays within 1-26 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database. Appendix B includes the results for reference.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The correlations between Total Cu and Acid soluble Cu (Acu) and between Total Co and Acid soluble Co (Aco) assay grades are good. The coefficients of correlations obtained from the least square linear regressions using all the LIMB data are approximately 0.98 and 0.96 for Cu and Co, respectively.

The correlations between Cu and Co grades do not exist in general.

The missing acid soluble assays were assigned to each assay interval by calculation of the ACU/TCU and ACO/TCO ratios for the available assay data within the mineralized zones by elevation ranges at 50 m increments.

Table 16.4.4 Summary statistics of assays within mineralized zones - Goma

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	5,104	4,778.3	30.000	3.235	0.989
Acu	3,462	2,956.7	28.400	3.156	1.063
Tco	5,103	4,777.3	7.750	0.262	1.809
Aco	3,462	2,956.7	6.600	0.217	2.073

Figure 16.4.8 Histogram of the Tcu assays within mineralized zones – Goma

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.4.9 Histogram of the Tco assays within mineralized zones – Goma

Fwalu

The current Kavifwafwaulu (Fwalu) deposit database contains a total of 104 records of drill holes of various lengths and orientations, including the adit and trench channel sample data. The core holes are drilled on sections that are in general 100m apart or more along different directions. They are drilled at various orientations and dips oriented towards the mineralized zones of the deposit. The depths of the holes are mostly within 100-300 m range, but there is also some deep drilling. The deepest hole is 812 m.

The total drilling and other methods of collecting data is about 11,800 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consist of approximately 3,500 m. The average assay interval length is 2.81 m within the mineralized zones defined.

Assays within mineralized envelopes or solids were assigned specific LIMB codes to designate them which zone they belong to. The assays outside the solids therefore were not coded, and were considered waste. The statistical analysis of the data was limited to those assays with assigned LIMB codes 1-5 only. Table 16.4.5 summarizes the statistics of assays within mineralized zones. Figures 16.4.10 and 16.4.11 give the summary statistics and histograms for the Tcu and Tco assays within 1-5 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database. Appendix B includes the results for reference.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The correlations between Total Cu and Acid soluble Cu (Acu) and between Total Co and Acid soluble Co (Aco) assay grades are good even though there are less available data. The coefficients of correlations obtained from the least square linear regressions using all the LIMB data are approximately 0.98 and 0.97 for Cu and Co, respectively.

The correlations between Cu and Co grades do not exist in general.

The missing acid soluble assays were assigned to each assay interval by calculation of the ACU/TCU and ACO/TCO ratios for the available assay data within the mineralized zones by elevation ranges at 50 m increments used for Goma area.

Table 16.4.4 Summary statistics of assays within mineralized zones - Fwalu

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	1,870	1,995.9	20.400	2.775	1.141
Acu	479	430.1	20.200	3.690	1.169
Tco	1,870	1,995.9	3.020	0.169	1.426
Aco	479	430.1	2.700	0.155	1.633

Figure 16.4.10 Histogram of the Tcu assays within mineralized zones – Fwalu

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.4.11 Histogram of the Tco assays within mineralized zones – Fwalu

Dipeta Syncline

The current Dipeta deposit database contains a total of 31 drill holes of various lengths and orientations. These core holes are drilled on sections that are in general 500 m apart along an E-W strike direction. They are oriented towards the mineralized zones of the deposit. The depths of the holes are mostly within 100-200 m range, but there are some deeper. The deepest hole is 394 m.

The total core drilling in Dipeta from 31 holes was about 4,000 m, including the un-assayed intervals. The assayed intervals for copper and cobalt consisted of approximately 1,650 m. The average assay interval length was 1.51 m within the mineralized zones defined.

Assays within mineralized envelopes were assigned specific LIMB codes to designate the zone. The total length of the assays with grades within the mineralized zones was 610 m. The assays outside the solids therefore were not coded, and were considered unmineralized. The statistical analysis of the data was limited to those assays with assigned LIMB codes 1-2 only. Table 16.4.6 summarizes the statistics of assays within mineralized zones. Figures 16.4.12 and 16.4.13 give the summary statistics and histograms for the Tcu and Tco assays within 1-2 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database. Appendix B includes the results for reference.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

The correlations between Total Cu and Acid soluble Cu (Acu) and between Total Co and Acid soluble Co (Aco) assay grades are good. The coefficients of correlations obtained from the least square linear regressions using all the LIMB data are approximately 0.92 and 0.90 for Cu and Co, respectively.

The correlations between Cu and Co grades do not exist in general.

There were no missing acid soluble assays in Dipeta. However, there were 123 Acu assays whose values were greater than Tcu in 27 holes, and 21 Aco assays whose values were greater than Tco in 7 holes. Considering there are a total of 940 assay intervals with grade, the number of Acu assays with unacceptable values is 13% of the total. This error percentage is extremely high to be random. Therefore, they were considered to be unreliable and were not used in the resource calculations. Instead, they were replaced by the calculated Acu values. The calculations were based on the Acu/Tcu ratios for the remaining available assay data by elevation ranges at 50 m increments. There needs to be further investigation to determine the cause of the problem. One explanation could be that the Tcu and Acu values were typed into the wrong columns and therefore switched around during data entry process. Overall corrections to database are summarized in Table 16.4.7

Table 16.4.6 Summary statistics of assays within mineralized zones - Dipeta

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	494	636.3	15.500	2.349	1.190
Acu	494	636.3	14.700	1.885	1.347
Tco	494	636.3	2.420	0.184	1.274
Aco	494	636.3	1.500	0.118	1.335

Table 14.4.7 Correction to database when Acu>Tcu or Aco>Tco

Area	Total # Assays	# Acu Corrections	# Aco Corrections	# Total Corrections	Corrections % of Total
Kwatebala	14,479	1	3	4	0.0
Fungurume	26,967	39	45	84	0.3
Goma	6,517	5	4	9	0.0
Fwalu	2,994	0	1	1	0.0
Dipeta	1,215	123	21	144	11.9

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Figure 16.4.12 Histogram of the Tcu assays within mineralized zones – Dipeta

Figure 16.4.13 Histogram of the Tco assays within mineralized zones – Dipeta

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16.5 Composite Statistics

Kwatebala

The assays that fell within the mineralized envelopes were composited by 5- meter fixed-length intervals. To avoid small composite length at the end of the mineralized zones, an option was used to merge the last length of the composites into the previous one, if the length of the composite was less than 2 m. There were a total of 2,129 composite data generated with LIMB codes 1-29 for use in variogram analysis and interpolation.

Table 16.5.1 summarizes the statistics of composites within mineralized zones. Figures 16.5.1 and 16.5.2 give the summary statistics and histograms for the Tcu and Tco composites within 1-29 LIMB codes.

Detailed statistical analyses were done by LIMB code for all items interest in the assay database. Appendix B includes the statistical summaries for reference.

The cumulative probability plots were used to examine the composite grades at the tail of the distribution curve that might behave differently than the rest of the grades. The probability plots were generated for LIMB codes 1-9, 11-19, and 21-29. These code ranges represent the rock type horizons (HOR) 1, 2 and 3, respectively. Figures 16.5.3 and 16.5.4 show the cumulative probability plots in horizons 1-3 for Tcu and Tco, respectively. The cumulative probability plots in individual horizons are included in Appendix B. Based on these plots, the outlier cutoff grades for total Cu and Co in each horizon were identified, in most cases representing the top 1% of the data. Table 16.5.2 summarizes the outlier cutoff grades for both Cu and Co in each horizon.

Table 16.5.1 Summary statistics of composites within mineralized zones - Kwatebala

	Number	Length	Maximum	Mean Grade %	Coeff. of Variation
Tcu	2,129	9,574.9	19.53	2.801	0.961
Acu	1,615	7,304.2	19.33	2.631	1.039
Tco	2,092	9,426.2	3.57	0.366	1.131
Aco	1,615	7,304.2	2.82	0.298	1.196

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Figure 16.5.1 Histogram of the Tcu composites mineralized zones – Kwatebala

Figure 16.5.2 Histogram of the Tco composites within mineralized zones – Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Table 16.5.2 Outlier cutoff grades for Tcu and Tco in different horizons – Kwatebala

			Outlier		Outlier
Horizon	Limb	Item	Cutoff	Item	Cutoff
1 (RSF)	1-9	Tcu	12.8	Tco	2.1
2 (RSC)	11-19	Tcu	6	Tco	5.0
3 (SB)	21-29	Tcu	8	Tco	2.3

Fungurume

The same compositing procedures were used in Fungurume as in Kwatebala. There were a total of 4,302 composite data generated with LIMB codes 1-72 for use in variogram analysis and interpolation.

Table 16.5.3 summarizes the statistics of composites within mineralized zones. Figures 16.5.5 and 16.5.6 give the summary statistics and histograms for the Tcu and Tco composites within 1-72 LIMB codes. More statistics are included in Appendix B.

The cumulative probability plots were used to examine the outlier grades within mineralized zones. Based on these plots, the outlier cutoff grades for total Cu and Co in each horizon were identified, in most cases representing the top 1% of the data. Table 16.5.3 summarizes the outlier cutoff grades for both Cu and Co in each horizon for Fungurume.

Table 16.5.3 Summary composite statistics within mineralized zones - Fungurume

				Mean	Coeff. of
	Number	Length	Maximum	Grade %	Variation
Tcu	4,155	17,455.9	26.800	4.526	0.721
Acu	2,598	10,927.5	21.400	3.109	1.069
Tco	3,950	16,600.8	4.300	0.411	1.086
Aco	2,598	10,927.5	3.430	0.280	1.237

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Figure 16.5.5 Histogram of the Tcu composites mineralized zones – Fungurume

Figure 16.5.6 Histogram of the Tco composites within mineralized zones – Fungurume

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Table 16.5.4 Outlier cutoff grades for Tcu and Tco in different horizons – Fungurume

		Outlier		Outlier
Horizon	Item	Cutoff	Item	Cutoff
1	Tcu	18	Tco	2.3
2	Tcu	10	Tco	2.0
3	Tcu	10	Tco	2.5
4	Tcu	14	Tco	2.0
Other	Tcu	10	Tco	2.0

Goma

The same compositing procedures were used in Goma as in other deposits. There were a total of 1,131 composite data generated with LIMB codes 1-26 for use in variogram analysis and interpolation.

Table 16.5.5 summarizes the statistics of composites within mineralized zones. Summary statistics and histograms for the Tcu and Tco composites within 1-26 LIMB codes are included in Appendix B.

The cumulative probability plots were used to examine the outlier grades within mineralized zones. Based on these plots, the outlier cutoff grades for total Cu and Co were identified, representing the top 1% of the data. The outlier cutoffs used for all zones were 10% and 2% for total Cu and Co, respectively.

Table 16.5.5 Summary statistics of composites within mineralized zones - Goma

				Mean	Coeff. of
	Number	Length	Maximum	Grade %	Variation
Tcu	1,121	4,778.3	13.710	3.235	0.786
Acu	699	2,956.7	13.230	3.156	0.835
Tco	1,120	4,777.3	3.360	0.262	1.428
Aco	699	2,956.7	2.790	0.217	1.538

Fwalu

The same compositing procedures were used in Kavifwafwaulu or Fwalu as in other deposits. There were a total of 479 composite data generated with LIMB codes 1-5 for use in variogram analysis and interpolation.

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Table 16.5.6 summarizes the statistics of composites within mineralized zones. Summary statistics and histograms for the Tcu and Tco composites within 1-5 LIMB codes included in Appendix B.

The cumulative probability plots were used to examine the outlier grades within mineralized zones. Based on these plots, the outlier cutoff grades for total Cu and Co were identified, representing the top 1% of the data. The outlier cutoffs used for all zones were 10% and 1% for total Cu and Co, respectively.

Table 16.5.6 Summary statistics of composites within mineralized zones - Fwalu

				Mean	Coeff. of
	Number	Length	Maximum	Grade %	Variation
Tcu	479	1,994.9	16.410	2.776	1.015
Acu	107	430.1	16.390	3.689	0.998
Tco	479	1,994.9	2.270	0.169	1.149
Aco	107	430.1	1.030	0.156	1.207

Dipeta Syncline

The same compositing procedures were used in Dipeta as in other deposits. There were a total of 134 composite data generated with LIMB codes 1-2 for use in variogram analysis and interpolation.

Table 16.5.7 summarizes the statistics of composites within mineralized zones. Summary statistics and histograms for the Tcu and Tco composites within 1-2 LIMB codes are included in Appendix B.

The cumulative probability plots were used to examine the outlier grades within mineralized zones. Based on these plots, the outlier cutoff grades for total Cu and Co were identified, representing the top 1% of the data. The outlier cutoffs used for all zones were 10.0% and 0.8% for total Cu and Co, respectively.

Table 16.5.7 Summary statistics of composites within mineralized zones - Dipeta

				Mean	Coeff. of
	Number	Length	Maximum	Grade %	Variation
Tcu	147	636.5	12.240	2.348	0.979
Acu	147	636.5	11.380	1.885	1.148
Tco	147	636.5	0.940	0.184	0.933
Aco	147	636.5	0.690	0.118	1.030

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

16.6 Variography

General

Variogram analyses using the 5 m composites were done for total copper and total cobalt to determine the spatial continuity of the mineralization. The type of variogram used in all calculations was the correlogram. A correlogram has a normalized sill value of 1.0 as opposed to a normal variogram that generally has a sill value equal to the variance of the composite data used. The advantage of the correlogram is its ability to deal with the variability of the data better than the normal variograms. Thus it is more likely to capture the underlying spatial continuity of the mineralization.

Directional variograms were calculated for both Cu and Co at 45° increments of 0°, 45°, 90°, 135°, 180°, 225°, 270° and 315° in horizontal directions, and 0, 30, 60 and 90 degrees in vertical directions, using a ±22.5° tolerance angle horizontally, ±15° tolerance angle vertically. Since the variogram on the same plane in any given direction is the same as the variogram in opposite direction, these angles cover the entire 360° circumference of the orebody.

The directional variograms essentially exhibit the continuity of the mineralization at different directions in a mathematical form. A visual display of this continuity was accomplished by generating variogram contours from these directional variograms.

Kwatebala

Figure 16.6.1 shows the variogram contours for Cu on the horizontal plane generated based on the directional variograms in LIMB codes 1-29. The modeling of the variograms was based on the all directional variograms. Exponential models were used to characterize these variograms, using an automatic curve fitting algorithm that minimizes the error between the model and the experimental variograms. Figure 16.6.2 shows the plot of the directional Cu variograms and the exponential model fit. Table 16.6.1 summarizes the variogram model parameters for both Cu and Co.

The nuggets of the variograms for Cu and Co were about 24% to 55% of the variogram sill value. These values are high but not unexpected for this type of deposit. However, there is always the possibility that the nugget values will get magnified because of the errors in sampling and assaying. Therefore, the in-situ variability at zero distance is sometimes better than what the variogram nugget indicates. Furthermore, the variograms were computed using the composites with all the LIMB codes from 1-29. For interpolation of blocks, a geologic matching procedure will be used to ensure the exact matching of the same composite codes with the blocks. This will reduce the variability of the composite grades used in the block interpolation.

Global median indicator variogram was calculated for Tcu to help determine the resource classification parameters. The indicators were set up using a 2% Cu cutoff. Any Tcu composite interval < 2% was assigned a 0 indicator, and the rest was assigned 1. The resulting variogram based on these indicators is shown in Figure 16.6.3 with the nested spherical model fit to the experimental curve.

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Figure 16.6.1 Variogram contours for Tcu on the horizontal plane - Kwatebala

Figure 16.6.2 Directional TCu variograms and the exponential model fit - Kwatebala

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Table 16.6.1 Summary of the variogram model parameters – Kwatebala

				Axes Ranges	Axes Orientation
Item	Model	Nugget	Sill	(m)	Angles
Cu	Exp	0.24	0.76	45, 153, 27	205, 10, -10
Co	Exp	0.55	0.45	58, 147, 15	37, 21, -23

Figure 16.6.3 Global Tcu median indicator variogram and the model - Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Fungurume

Similar methodology was applied for variogram analysis of Fungurume deposit. Figure 16.6.4 shows the variogram contours for Cu on the horizontal plane generated based on the directional variograms in LIMB codes 1-72. Figure 16.6.5 shows the plot of the directional Cu variograms and the exponential model fit. Table 16.6.2 summarizes the variogram model parameters for both Cu and Co.

Figure 16.6.4 Variogram contours for Tcu on the horizontal plane - Fungurume

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Figure 16.6.5 Directional TCu variograms and the exponential model fit - Fungurume

Table 16.6.2 Summary of the variogram model parameters - Fungurume

				Axes Ranges	Axes Orientation
Item	Model	Nugget	Sill	(m)	Angles
Cu	Exp	0.54	0.46	260, 145, 95	40, -16, -29
Co	Exp	0.49	0.51	58, 147, 15	70, -18, 20

Goma

Similar methodology was applied for variogram analysis of Goma deposit. The variogram contours for Cu on the horizontal plane generated based on the directional variograms in LIMB codes 1-26. The plot of the contours and the directional Cu variograms are included in Appendix B. Table 16.6.3 summarizes the variogram model parameters for both Cu and Co.

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Table 16.6.3 Summary of the variogram model parameters - Goma

				Axes Ranges	Axes Orientation
Item	Model	Nugget	Sill	(m)	Angles
Cu	Exp	0.27	0.73	75, 18, 310	39, 8, -43
Co	Exp	0.22	0.78	167, 51, 12	43, 12, 41

Fwalu

Similar methodology was applied for variogram analysis of Kavifwafwaulu or Fwalu deposit. However, because of availability of limited data for the study and the spacing of the drill holes, directional variograms results were not useful. Therefore, global variograms were used to generate isotropic variogram models for Cu and Co. Table 16.6.4 summarizes the variogram model parameters for both Cu and Co.

Table 16.6.4 Summary of the variogram model parameters – Fwalu

				Axes Ranges	Axes Orientation
Item	Model	Nugget	Sill	(m)	Angles
Cu	Exp	0.23	0.77	110, 110, 110	0, 0, 0
Co	Exp	0.44	0.56	90, 90, 90	0, 0, 0

Dipeta Syncline

Because of lack of data and sparse drilling, no variogram analysis was performed for this area.

16.7 Block Models

Kwatebala

A 3-D block model of the deposit was built with 10 x 5 x 5 m size blocks for mineral resource calculations. The block model covered an area of 2.5 x 1.5 km on plan, and 510 m vertically. The coordinates used for the 3-D block limits were not the actual coordinates for the deposit. They were reduced to 5-digit numbers by dropping the first digit from the actual coordinates. Table 16.7.1 gives the model coordinate limits and dimensions.

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Table 16.7.1 Resource model limits and dimensions for Kwatebala

	Minimum	Maximum	Block Size (m)	No. of Blocks
East	19,000	21,500	10	250
North	24,500	26,000	5	300
Elevation	1,000	1,510	5	102

Fungurume

A 3-D block model of the deposit was built with 10 x 10 x 5 m-size blocks for mineral resource calculations. The block model covered an area of 3.5 x 2 km on plan, and 700 m vertically. Table 16.7.2 gives the model coordinate limits and dimensions.

Table 16.7.2 Resource model limits and dimensions for Fungurume

	Minimum	Maximum	Block Size (m)	No. of Blocks
East	31,000	34,500	10	350
North	20,500	23,500	10	300
Elevation	700	1,400	5	140

Goma

A 3-D block model of the deposit was built with 10 x 10 x 10 m size blocks for mineral resource calculations. The block model covered an area of 2.5 x 2.6 km on plan, and 900 m vertically. Table 16.7.3 gives the model coordinate limits and dimensions.

Table 16.7.3 Resource model limits and dimensions for Goma

	Minimum	Maximum	Block Size (m)	No. of Blocks
East	13,500	16,000	10	250
North	21,900	24,500	10	260
Elevation	600	1,500	10	90

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Fwalu

A 3-D block model of the deposit was built with 10 x 10 x 10 m-size blocks for mineral resource calculations. The block model covered an area of 3 x 2.5 km on plan, and 750 m vertically. Table 16.7.4 gives the model coordinate limits and dimensions.

Table 16.7.4 Resource model limits and dimensions for Kavifwafwaulu

	Minimum	Maximum	Block Size (m)	No. of Blocks
East	15,500	18,500	10	300
North	24,000	26,500	10	250
Elevation	700	1,450	10	45

The pertinent items or variables were initialized for the resource model file to store the interpolated grades for Cu and Co from different methods, ore types, geology and mineralized zone codes, mineralized zone percent, topography, resource classification parameters and other related information. A list of the items used in the 3-D block model file is included in Appendix C.

Dipeta Syncline

A 3-D block model of the deposit was built with 50 m x 25 m x 5 m-size blocks for mineral resource calculations. The block model covered an area of 10.5 km x 5 km on plan, and 600 m vertically. Table 16.7.5 gives the model coordinate limits and dimensions.

Table 16.7.5 Resource model limits and dimensions for Dipeta

	Minimum	Maximum	Block Size (m)	No. of Blocks
East	18,000	28,500	10	210
North	20,000	25,000	5	200
Elevation	800	1,400	5	120

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16.8 Grade Interpolation

Fungurume, Kwatebala, Fwalu, Goma and Dipeta Syncline

The interpolation plan and the search distances for ordinary kriging and inverse distance methods were based on the geostatistical analysis and variogram parameters. According to this plan, TCu and Acu were interpolated separately from Tco and Aco within each one of the limbs, using the appropriate parameters. All the items were interpolated using the inverse distance squared weighting (IDW) methods. Kriging was only done for total Cu.

All IDW and kriging interpolations were done using 5- m composites. A minimum of 1 and a maximum of 10 composites were used for the interpolation. Also, a maximum of 3 composites were allowed from the same hole to avoid smoothing. Composite to block geology code matching by LIMB was applied so that the blocks were interpolated using the composites that have the same LIMB code as the block.

Besides the inverse distance weighting method, all the grade items were interpolated also using the polygonal method for comparison. For this method, the nearest full length composite intercept was used to assign the block grade. Ordinary kriging results for Tcu were used both comparison and checking with the IDW grades, and to calculate a kriging estimation variance for each block. This estimation variance was incorporated into the resource classification scheme.

A fixed search distance of 125 m was applied horizontally and vertically, with the maximum distance to any composite data limited to 150 m. Within this search box, an ellipsoidal search was applied whose axes and orientation determined by the variograghy results. The search distances for Goma and Kavifwafwaulu was increased by another 50m to include more data for the interpolation of the grades because of the decreased drill hole density in these deposits.

Outlier cutoffs were applied for both Cu and Co items during the interpolation of block grades. The cutoffs were based on the cumulative probability plots of the items used. The influence of the composites higher than these cutoffs was limited to 12.5 m to avoid smearing. The 12.5 m distance was based on half of the range of the first structure for the Tcu median indicator variogram for Kwatebala. The same restricted distance was used for all other areas for the outlier grades.

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16.9 Density

Historical data and reports exist on the determination of specific gravity (SG) for the density of different types of ore and waste in Tenke-Fungurume deposits.

KSLE SG Model

A specific gravity of 2.5 t/m3 has been used globally for resource estimates associated with the KSLE feasibility study of 1997. This value was based upon 615 SG determinations made by STMF from core obtained from Kwatebala. However, Micon raised concerns about using a fixed SG value for all rock lithologies and states of weathering. They also questioned the methodology as they were of the opinion that SG testing was done on crushed samples.

The details of the determinations for different deposits and sub-areas (Gisements) are shown in Tables 16.9.1 through 16.9.3 below:

Table 16.9.1 Kwatebala Specific Gravity

	Rock Type	Measurements	Average S.G.
Hanging Wall	SD/SDS	52	2.53
Upper Mineralized Zone	SDB	159	2.51
Intermediate Mineralized Zone	RSC	170	2.48
Lower Mineralized Zone	DST/RSF	181	2.57
Footwall	RAT	53	2.53
Total		615	2.52

Table 16.9.2 Fungurume Gisements I, II, II, IV, VII, and XI Specific Gravity

Gisement	I		II		III,IV,XI		VII		Total
	No.	S.G.	No.	S.G.	No.	S.G.	No.	S.G.	No.	S.G.
Upper Mineral Horizon	72	2.68	98	2.63	106	2.64	104	2.62	380	2.64
Lower Mineral Horizon	92	2.73	217	2.53	156	2.70	166	2.71	631	2.65

Table 16.9.3 Shimbidi and Kabwelunono Specific Gravity

Gisement	Shimbidi		Kabwe
	No.	S.G.	No.	S.G.
Upper Mineral Horizon	32	2.51	42	2.57
Lower Mineral Horizon	44	2.69	76	2.63

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DMBW SG Model

Derry Mitchner Booth and Whal (DMBW) applied a density factor of 2.4 t/m3 in their 1996 scoping review of the resource at Shimbidi near Tenke.

Gecamines SG Model

Gecamines used variable SG with respect to lithology and oxidation level. For example oxide was assigned an SG of 2.2 t/m3.

Charter Consolidated SG Model

In January 1976, P.F. Pagnacco of Charter Consolidated summarized the results of sampling using a total of 5124 samples from and near the mineralized intersections of boreholes at Fungurume Gisements I, II, III-IV-XI, VII and Kwatebala. These samples were collected at 2 m intervals, and their weight was approximately 350 grams. The specific gravity was measured by weighing the samples in air and in water. All results were subdivided according to formation and type of ore (oxide, mixed, sulphide and waste). Four SG’s were, therefore calculated for each formation and for each deposit. Table 16.9.4 summarizes the results of the study reporting only the average SG within each deposit for all formations by ore type. However, they reported another table in which these SG values were reduced arbitrarily by 10% to take into consideration the empty spaces, such as fissures, porosity, etc., in the rock.

Table 16.9.4 Charter Consolidated SG Fungurume Gisements and Kwatebala

			III-IV-
	I	II	XI	VII	Kwatebala	Total
No. of Samples	601	834	1958	706	1025	5124
	Average SG of all rock formations					Average SG
			t/m3			t/m3
Waste	2.58	2.59	2.58	2.63	2.43	2.56
Oxide	2.43	2.39	2.48	2.51	2.41	2.44
Mixed	2.69	2.64	2.64	2.68	2.61	2.65
Sulphide	2.82	2.76	2.71	2.69	2.76	2.75

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Mintec SG Model 2006 Update

Variable specific gravity values by ore type were used to calculate the tonnages. The SG values used for oxide, mixed and sulphide ore were 2.32, 2.52 and 2.61 t/m3, respectively. These figures were calculated by applying a 5% reduction to the average SG values on Table 16.9.4. The reduction was to take into account the voids and porosity of rock. Although the overall tonnage should be fairly represented with this approach, we recommend continuing follow-up testing of SG for weathering profile by lithology units in each deposit as project development continues.

16.10 Model Validation

All the grade items were interpolated also using the polygonal method for comparison with IDW results. For this method, the nearest full length composite intercept was used to assign the block grade without any outlier grade restriction. The grade-tonnage curves from the two methods are very comparable, with polygonal method giving slightly higher grade with less tonnage, as expected. Similarly, the grade-tonnage curves from IDW and kriging methods were compared for Tcu, and the results are also found within acceptable limits. Figure 16.10.1 shows the grade-tonnage curves for Tcu from IDW and polygonal methods.

Sections and plan maps of the grades from the block model were generated to check the interpolation results.

Figure 16.10.2 is a sample N-S section showing Tcu block grades from IDW method on 19,750E coordinate for Kwatebala. Only the blocks that are more than 10% within the mineralized zones are displayed for better view of the zones. Similar sections and plan maps were generated to check each deposit model. They were included in Appendix C.

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Figure 16.10.1 GT curves for Tcu from IDW and polygonal methods – Kwatebala

Figure 16.10.2 Sample N-S section on 19,750 E showing Tcu block grades – Kwatebala

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16.11 Resource Classification

General

The classification of the mineral resources was based on the geostatistical analysis of Tcu grades in the deposit. Four parameters that are stored in the block model provided the basis of classification of the resources into measured, indicated and inferred:

DIST	Distance to the nearest composite from the center of the block
NCOMP	Number of composites used in the interpolation of a block
KRGVR	Kriging estimation variance
LIMB	Mineralized zone code (geologic interpretation)

Although the grade models selected are based upon inverse distance power estimation methods, kriging estimation variance was incorporated in the resource classification rules because it is a measure of the variability or uncertainty in an estimated value of interest such as grade. It was calculated when the geostatistical kriging interpolation was performed on total Cu grades using the same data for each block as the IDW interpolation. Estimation variance provides a means of quantifying the availability of data for the blocks interpolated. If the data around the block is distributed well and in close proximity, the estimation variance will be low. If the data are clustered or outside the range of variograms, the estimation variance will be much higher. This feature of the kriging estimation variance thus makes it valuable in the resource classification.

All estimates of mineral resources in this technical report have been made in accordance with the classifications and definitions of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted under NI 43-101.

Kwatebala

A block was considered measured resource (CLASS=1) if the distance to the nearest drill hole from the center of the block was less than or equal to 40 m, there were at least three composites used for the grade interpolation, and the kriging estimation variance did not exceed 1. The kriging variance requirement made sure that the composites around the block are distributed well. If the number of composites or the kriging variance requirement was not satisfied within this distance range (0-45 m), then the block was placed into indicated category (CLASS=2).

Similarly, a block was considered indicated resource if the distance to the nearest drill hole from the block was 41-120 m. However, additional restrictions were set within the distance range (81-120 m) requiring at least three composites used for the grade interpolation, and the kriging estimation variance not exceeding 1. If the number of composites or the kriging variance requirement was not satisfied within the specified distance range, then the block was placed into inferred category (CLASS=3).

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Finally, a block was considered inferred resource if the distance to the nearest drill hole from the block was greater than 120 m. The blocks that did not meet the indicated category requirements were also considered inferred. Table 16.11.1 gives the mineral resource classification rules. Only the blocks with LIMB codes 1-29 were considered for the resources.

Table 16.11.1 Resource classification criteria used

1	2	3
Measured Resources	Indicated Resources	Inferred Resources

DIST = < 40 m and	DIST = 41-80m	DIST > 120
NCMP > = 3 and
	or	or
KRGVR = < 1
	DIST = 81-120 m and	Other blocks that cannot be
	NCMP > = 3 and	classified as indicated
KRGVR = < 1
or
DIST = < 40 m and
NCMP < 3 or
KRGVR > 1

The distances used in the resource classification were determined from the global median indicator variogram for Tcu at 2% cutoff grade (Figure 16.6.3). The 40 m-distance used in the measured classification was deduced from the range of the second structure of the indicator variogram. The 120m-distance used for the indicated resource category was derived based on the range of the same variogram corresponding to the sill value.

The resources are reported using a 1% equivalent Cu cutoff grade based on 5.7 to 1 Co to Cu ratio at current commodity prices. Tables 16.11.2 and 16.11.3 summarize the Measured and Indicated resources from the inverse distance squared weighting method, reported by oxide, mixed and sulphide ore types. Table 16.11.4 summarizes the total of Measured and Indicated resources. Table 16.11.5 summarizes the Inferred resources.

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Table 16.11.2 Measured resources by ore type from IDW method – Kwatebala

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	33,149	3.170	3.025	0.365	0.311
Mixed	12,999	2.032	1.479	0.384	0.256
Sulphide	189	2.599	0.247	0.485	0.050
Total	46,337	2.848	2.580	0.371	0.294

Table 16.11.3 Indicated resources by ore type from IDW method – Kwatebala

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	16,613	2.555	2.378	0.406	0.322
Mixed	14,223	2.049	1.441	0.352	0.229
Sulphide	323	2.069	0.174	0.656	0.054
Total	31,159	2.319	1.927	0.384	0.277

Table 16.11.4 Measured+Indicated resources by ore type from IDW method – Kwatebala

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	49,763	2.964	2.809	0.379	0.315
Mixed	27,221	2.041	1.459	0.367	0.242
Sulphide	512	2.264	0.201	0.593	0.053
Total	77,496	2.635	2.318	0.376	0.287

Table 16.11.5 Inferred resources by ore type from IDW method – Kwatebala

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	3,064	2.092	1.943	0.478	0.406
Mixed	3,784	1.709	1.136	0.319	0.213
Sulphide	204	2.353	0.189	0.644	0.022
Total	7,052	1.894	1.459	0.397	0.291

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Fungurume

The resource classification rules defined in Table 16.11.1 was applied to LIMB codes 1-47. The mineralized zones interpreted with LIMB codes 51-72 did not go through detailed geologic analysis. Therefore they were all included in the inferred category. Also the resources were limited to 1,000m elevation and above. Tables 16.11.6 and 16.11.7 summarize the Measured and Indicated resources from the inverse distance squared weighting method, reported by oxide, mixed and sulphide ore types. Table 16.11.8 summarizes the total of Measured and Indicated resources. Table 16.11.9 summarizes the Inferred resources.

Table 16.11.6 Measured resources by ore type from IDW method – Fungurume

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	7,905	5.219	4.765	0.446	0.341
Mixed	34,141	4.115	2.036	0.369	0.232
Sulphide	2,890	4.492	0.492	0.349	0.125
Total	44,936	4.333	2.417	0.381	0.244

Table 16.11.8 Measured+Indicated resources by ore type from IDW method – Fungurume

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	7,959	5.215	4.761	0.446	0.341
Mixed	43,142	4.054	1.941	0.362	0.227
Sulphide	3,504	4.516	0.493	0.341	0.129
Total	54,605	4.253	2.259	0.373	0.237

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Table 16.11.9 Inferred resources by ore type from IDW method – Fungurume

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	2,682	3.619	3.349	0.549	0.414
Mixed	13,123	4.606	2.228	0.283	0.191
Sulphide	1,579	4.207	0.447	0.307	0.185
Total	17,384	4.418	2.239	0.326	0.225

Goma

The resource classification rules defined in Table 16.11.1 was applied to all LIMB codes 1-26. The resources were limited to 1,100 m elevation and above. Tables 16.11.10 and 16.11.11 summarize the Measured and Indicated resources from the inverse distance squared weighting method, reported by oxide, mixed and sulphide ore types. Table 16.11.12 summarizes the total of Measured and Indicated resources. Table 16.11.13 summarizes the Inferred resources.

Table 16.11.10 Measured resources by ore type from IDW method – Goma

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	12,087	3.663	3.415	0.290	0.253
Mixed	10,036	2.880	1.914	0.223	0.155
Sulphide	28	3.540	0.364	0.321	0.098
Total	22,151	3.308	2.731	0.259	0.208

Table 16.11.11 Indicated resources by ore type from IDW method – Goma

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	7,164	2.758	2.484	0.395	0.320
Mixed	23,776	2.629	1.787	0.249	0.178
Sulphide	-	-	-	-	-
Total	30,940	2.659	1.949	0.283	0.211

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Table 16.11.12 Measured+Indicated resources by ore type from IDW method – Goma

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	19,251	3.326	3.069	0.329	0.278
Mixed	33,811	2.704	1.825	0.241	0.171
Sulphide	28	3.540	0.364	0.321	0.098
Total	53,090	2.930	2.275	0.273	0.210

Table 16.11.13 Inferred resources by ore type from IDW method – Goma

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	2,343	2.248	2.007	0.276	0.226
Mixed	25,568	2.370	1.776	0.274	0.201
Sulphide	-	-	-	-	-
Total	27,911	2.359	1.797	0.274	0.203

Fwalu

The resource classification rules defined in Table 16.11.1 was applied to all LIMB codes 1-5. The resources were limited to 1,000 m elevation and above. Tables 16.11.14 and 16.11.15 summarize the Measured and Indicated resources from the inverse distance squared weighting method, reported by oxide, mixed and sulphide ore types. Table 16.11.16 summarizes the total of Measured and Indicated resources. Table 16.11.17 summarizes the Inferred resources.

Table 16.11.14 Measured resources by ore type from IDW method – Fwalu

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	5,410	3.404	3.002	0.149	0.120
Mixed	7,482	2.097	1.509	0.170	0.121
Sulphide
Total	12,892	2.646	2.135	0.161	0.121

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Table 16.11.15 Indicated resources by ore type from IDW method – Fwalu

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	9,883	2.863	2.524	0.157	0.125
Mixed	27,138	1.971	1.41	0.182	0.129
Sulphide
Total	37,021	2.209	1.707	0.175	0.128

Table 16.11.16 Measured+Indicated resources by ore type from IDW method – Fwalu

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	15,293	3.055	2.693	0.154	0.124
Mixed	34,620	1.998	1.431	0.179	0.127
Sulphide
Total	49,913	2.322	1.818	0.172	0.126

Table 16.11.17 Inferred resources by ore type from IDW method – Fwalu

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	6,044	2.509	2.219	0.148	0.121
Mixed	16,157	1.682	1.25	0.184	0.133
Sulphide
Total	22,201	1.907	1.514	0.174	0.13

Dipeta Syncline

The resources in Dipeta mineralized zones were all classified as inferred if they were within a 350 m distance to the nearest drill hole composite data. The resources were also limited to 900 m elevation and above. The blocks estimated beyond this range were not included in the resource. Table 16.11.18 summarizes the inferred resources in Dipeta.

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Table 16.11.18 Inferred resources by ore type from IDW method – Dipeta

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	56,017	2.795	2.475	0.164	0.114
Mixed	117,413	2.613	1.571	0.167	0.115
Sulphide	15,774	1.573	0.129	0.110	0.005
Total	189,204	2.580	1.719	0.162	0.106

Summary

The resources all areas studied were combined into one table within each resource category. Tables 16.11.19 and 16.11.20 summarize the Measured and Indicated resources from the inverse distance squared weighting method, reported by oxide, mixed and sulphide ore types. Table 16.11.21 summarizes the total of Measured and Indicated resources. Table 16.11.22 summarizes the Inferred resources for all areas.

Table 16.11.19 Measured resources by ore type from IDW method – All Areas

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	58,551	3.570	3.338	0.340	0.285
Mixed	64,658	3.271	1.844	0.326	0.212
Sulphide	3,107	4.368	0.476	0.357	0.120
Total	126,316	3.437	2.503	0.334	0.244

Table 16.11.20 Indicated resources by ore type from IDW method – All Areas

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	33,714	2.692	2.446	0.331	0.264
Mixed	74,137	2.422	1.557	0.255	0.173
Sulphide	937	3.748	0.388	0.427	0.115
Total	108,788	2.517	1.823	0.280	0.201

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Table 16.11.21 Measured+Indicated resources by ore type from IDW method – All Areas

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	92,266	3.249	3.012	0.337	0.278
Mixed	138,794	2.817	1.691	0.288	0.191
Sulphide	4,044	4.224	0.455	0.373	0.119
Total	235,104	3.011	2.188	0.309	0.224

Table 16.11.22 Inferred resources by ore type from IDW method – All Areas

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	70,152	2.753	2.447	0.195	0.143
Mixed	176,043	2.614	1.607	0.196	0.137
Sulphide	17,557	1.819	0.158	0.134	0.021
Total	263,752	2.598	1.734	0.192	0.131

17.0 Mineral Processing and Metallurgical Testing

17.1 Introduction

Process Technology

Up until 1976, project development concepts considered flowsheets focussed on conventional size reduction and flotation of the mainly sulp hide ore to produce a bulk oxide-sulphide concentrate. The mixed concentrate was then to be subjected to an acid leach for subsequent recovery of the copper and cobalt through solvent-extraction (SX) and electrowinning (EW).

Recent development concepts for the project consider processing primarily oxide ores through conventional size reduction followed by extraction and recovery of the metals through an agitation leaching and SX-EW.

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Ore Feed Type

There are three resource types that must be considered at Tenke Fungurume. These are oxide, mixed and sulphide materials currently defined by the ratio of acid soluble copper to total copper. As described in Section 9.0 resources are classified as oxide material when 85%, mixed when 15% to 85% and sulphide when less than 15% acid soluble to total copper.

GAC

Gangue Acid Consumption (GAC) values are related to the degree of weathering of the rock. Thus, as the effects of weathering decrease with depth, the GAC values tend to increase. Weathering also modifies the acid soluble to total copper ratio (ASR). As the effects of weathering decrease, ASR also decreases.

Because both are related to depth, it is clear that there exists a relationship between GAC and ASR. In the more recent open pit mine developme nt plans of KSLE it was apparent that from the perspective of process design and operation the GAC of the ore should be minimised, be less than 110 kg/t and exhibit a smooth delivery profile. There should be no spikes in the GAC value since this would imp act on the sulphuric acid requirement.

GAC is an important part of the geo- metallurgical model used as part of the basis for reserve calculation.

17.2 Previous Testwork

General

The sections on Previous testwork are summarized from the KSLE Draft Feasibility Study of 1997.

The metallurgical testwork carried out up to 1976 on behalf of SMTF was based upon a flowsheet consisting primarily of flotation of the mainly sulphide ore to produce a bulk oxide-sulphide concentrate. The mixed concentrate was then to be subjected to an acid leach for subsequent recovery of the copper and cobalt through solvent-extraction (SX) and electrowinning (EW). The testwork was carried out on composite samples from drillcore, trenches, and adits over a four year period at the following establishments:

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Table 17.2.1 Summary of Metallurgical Testwork

Charter Consolidated Laboratories	Ashford Kent
Anglo American Research Laboratories	Johannesburg, South Africa
General Mills Laboratories	Johannesburg, South Africa
Cyprus Mines (Bagdad Copper Division)	Tucson Arizona USA
S.M.T.F. Laboratories and Pilot Plant	Fungurume, Zaire
Davy Powergas Laboratories	Stockton-upon-Tees, UK
Warren Spring Laboratories	Stevenage, UK
Atomic Energy Authority Laboratories	Harwell, UK

This work was used as input to the 1973 Charter Consolidated Limited feasibility study.

Given the current development strategy of processing the oxide ore through direct leaching (agitation), the relevance of the previous testwork on sulphidic ore types is limited and did not contribute significantly to the present process design parameters. It will be important again in the future when the oxide resources have been depleted and there is a renewed focus on sulphide resourcesl.

In 1993, SNC Lavalin Inc. of Montreal produced a feasibility report for Gécamines on the exploitation of the Tenke Fungurume deposit. The samples used for the testwork were derived from the Gécamines Kolwezi operation and as such would had no validity as input to the 1997 Draft Feasibility Report.

TFM in conjunction with KSLE developed a programme to obtain samples from drillcore, trenches, and adits for metallurgical testwork at both Lakefield Laboratories Toronto, Canada and at the Svedala comminution test facility in York, Pennsylvania, USA.

Bench Scale Testwork

The majority of the bench scale testwork was conducted by Lakefield Research Limited in Ontario. Some scoping and supporting bench scale testwork was conducted by Svedala and drop weight tests were conducted by A R MacPherson Consultants.

Additional solid/liquid separation tests were conducted by selected equipment and reagent suppliers, to provide sizing and quantity data.

Pilot Testwork

Pilot milling testwork was conducted at Svedala in York, Pennsylvania, USA. The metallurgical pilot scale tests were conducted by Lakefield Research, in Ontario, Canada.

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Svedala

The bulk ore sample, weighing a total of 20 tonnes, was received by Svedala as four separate cross-cut samples derived from three separate adits within the Kwatebala oxide zone of the deposit. The crosscut samples were defined geologically as from the upper and lower orebody with respect to the silicious dolomite.

The differing adits and orebody types were sampled separately on emptying the drums, prior to forming the composite which was labelled as "Blend". The individual samples, and the blend composite were prepared for their respective testwork programmes according to standard laboratory procedures.

The individual ore type samples and the blend composite were submitted to standard procedures for determination of the Rod and Ball Mill Bond Work Indices, with the following results:

Table 17.2.2 Bond Work Indices

Sample	Rod Milling		Ball Milling
	Short Wi	Metric Wi	Short Wi	Metric Wi
Blend	8.61	9.49	9.44	10.39
TB2-UOB	-	-	5.69	6.27
TB2- LOB	-	-	10.55	11.63
TB3-UOB	-	-	7.54	8.31
TB5- LOB	-	-	11.05	12.18
TB Average (Mathematical)	-	-	8.70	9.60

The Abrasion Index carried out on the blend composite was determined to be as shown in Table 17.2.3:

Table 17.2.3 Abrasion Index

Sample	Abrasion Index
Blend Composite	0.0734

The nominal 20 tonne blend composite was used as feed to the Svedala comminution circuit that consisted of a SAG mill operating in closed circuit with a hydraulic classifier. The objective of the testwork was to generate a product sized at 80 percent passing 200 microns in both single stage SAG milling and in two stage SAG : ball milling with intermediate classification.

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Initial SAG mill testwork indicated that the ore characteristics were such that it would be difficult to maintain a charge within the SAG mill and, as such, the ball load within the mill was reduced to allow an accumulation of coarse feed in order to increase the mill load and balance the circuit. The summarised SAG circuit results are provided in Table 17.2.4 below.

Table 17.2.4 SAG Mill Pilot Plant Results

Run Number	Feed Rate MTPH	Feed Size F80 mm	Product Size P80 microns	kwhr per tonne	Apparent Operating Work Index	% Recycle Load
1	0.53	110	309	7.1	13.18	41.6
2	0.79	110	448	4.9	11.08	63.1
3	0.66	110	183	6.2	8.74	37.2
4	0.79	110	177	5.2	7.21	38.8
5	1.32	110	159	3.3	4.33	33.4
9	1.75	110	304	2.9	5.34	69.0

The results of the SAG circuit operation indicate that at a balanced charge in the mill and a typical 200 micron product the power consumed will be equivalent to an apparent work index of 5.34 to 8.74

Owing to the extremely soft nature of the ore, and the low work index, it may be difficult to maintain a charge in the SAG mill when operating as a single stage unit. Should this be the case, it will be necessary to operate the SAG mill with a high ball charge (10-15%) which will result in the mill operating with more ball comminution and less autogenous comminution, thus increasing the apparent work index towards the ball mill work index. This conclusion is also evident from the relative values of the Rod and Ball work index results.

The SAG mill product from Run 5 was used as feed to the pilot plant trunnion overflow ball mill operating in closed circuit using a 6 mesh mill trommel in conjunction with a counter current classifier to develop the recycle load on the mill.

Three separate runs were performed with this configuration which are reported as Runs 6, 7 and 8. A summary of the relevant data, with the calculated work indices as provided by Svedala, is provided as Table 17.2.5.

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Table 17.2.5 Ball Mill Pilot Plant Results

Run Number	Feed Rate MTPH	Feed Size F80 Micron	Product Size P80 microns	kwhr per tonne Mill Feed	Apparent Operating Work Index	% Recycle Load
6	0.22	5106	216	5.5	10.18	26
7	0.27	5106	226	4.4	8.38	50
8	0.33	5106	165	4.0	6.26	314

The recycle load during Run 8 was excessive owing to the classifier being overloaded with coarse sand. It is recommended by Svedala that the results of Run 8 should be ignored during project evaluation, as both the mill and the classifier were overloaded.

The results confirm the Bond ball mill work index of the blend determined as 10.39 with Runs 6 and 7 indicating an operating work index varying from 8.4 to 10.2.

Lakefield

The Lakefield pilot testwork included leaching, copper solvent extraction and electrowinning unit operations with the objective of generating sufficient raffinate bleed solutions from which to develop a flowsheet for the purification and electrowinning of cobalt metal.

Comminution Testwork

The comminution testwork, carried out by Svedala, on the Tenke Fungurume samples consists of both pilot plant testwork in the Svedala facility and bench scale testwork conducted at Svedala.

Additional breakage testing was conducted by A R MacPherson Consultants in order to provide data for analysis by Contract Support Services Inc, in order to generate ore type breakage and energy characterisation. This information was then applied to the J K SimMet simulation software in order to model the various phases of the project flowsheet and allow Svedala to optimise circuit performance.

This bench scale testwork was conducted in order to accommodate the following objectives:

- Provide initial data to be applied to operating parameters for the pilot testwork.

- Conduct drop weight testing on samples of ore and use the data to perform a circuit simulation study;

- Provide Abrasion Index and Bond Work Index.

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The Svedala pilot plant facility conducted testwork of the comminution circuit developing both basic design parameters and optimising circuit configuration. This data was interpreted by Svedala into specific process flowsheet recommendations.

a) Svedala Bench Scale Testwork

The Kwatebala period composites were also submitted to Svedala for the determination of the Bond Work Index and Abrasion Index Values in order to correlate the apparent work index values determined at Lakefield. The results of the Svedala Bond testwork are provided below as Table 17.2.6.

Table 17.2.6 Svedala Bond Work Index Values

Composite	Abrasion Index	Bond Rod Mill Wi		Bond Ball Mill Wi
		Short	Metric	Short	Metric
Period 1 Period 2 Period 3	0.1351 0.1088 0.0781	9.62 8.63 10.01	10.60 9.51 11.03	10.00 9.29 11.32	11.02 10.24 12.48

17.3 Processing Summary

The processing concept currently under consideration by the joint venture partners involved in the Tenke Fungurume Project is generally outlined in the section below and for the most part is derived from the KSLE draft Feasibility report of 1997-98. This discussion focuses on oxide and mixed resources and is general in nature as process throughput is not yet fixed and the project is still the subject of ongoing study. Details of mass balances and specific circuit capacities are still under review.

Crushing

Recent studies have concluded that production will commence at the Kwatebala deposit. The project site development completed in the 1970’s, east of the Fungurume deposits and 20 km from Kwatebala, included the foundations, and crushing house chambers for the installation of a 42"-65" primary gyratory crusher located to the north of the Fungurume deposit.

As the haul distances from Kwatebal, Fwalu and Goma to the original Fungurume site are excessive, current development plans contemplate a new plant site just north of Kwatebala.

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Grinding

Three different technological approaches may be regarded as technically feasible including

- Ball Milling - single stage, closed circuit

Consisting of secondary and tertiary crushing to a fine ore product, sized at 10 mm, suitable for single stage closed circuit ball milling in parallel units to produce cyclone overflow as feed to the subsequent process.

- Rod : Ball Milling

Consisting of secondary and tertiary crushing to produce a coarser ore product, sized at 20 mm, suitable as feed to a primary open circuit rod mill followed by a secondary ball mill in closed circuit to produce a cyclone overflow product sizing identical to the ball milling option.

- Semi-autogenous : Ball Milling

Consisting of primary semi-autogenous milling of the primary crushed ore in semi-open circuit to produce a cyclone overflow product sizing sufficient for high recoveries of copper and cobalt.

The preferred technology for the flowsheet is the semi-autogenous grinding circuit configuration owing to the relative costs and the simpler circuit for operational control and maintenance. The mill would be located in a roofed and partially clad building with overhead cranes.

Pre-leach Dewatering

- Thickening

Current practice offers the choice between conventional and hi-rate thickening/clarification technology. Benefits in the throughput per unit area are to be realised if hi-rate technology is incorporated, with the subsequent capital cost savings. However, in the case of a new installation with inexperienced operating personnel, the operational risk is considerable.

A conservative conventional settling approach has been considered appropriate with potential for cost savings by converting the conventional thickeners to a hi-rate mode of operation when the operators will have gained sufficient experience. This approach has been recommended on the thickening duties associated with cobalt purification.

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A more conservative approach has been recommended in the case of the postleach and effluent treatment residue thickening due to variability in testwork data being available. In the case of these two duties, the thickeners should be sized for conventional settling but supplied with hi-rate operational internals.

- Solid/Liquid Separation

There are a wide range of solid/liquid separation technologies employed within the metals extraction industry. To date these have been limited to a choice between counter current decantation thickening (CCD), pressure filtration and horizontal belt filtration.

In the case of the current development plans, water is removed from the leach feed, using thickeners, to maintain leach and solvent extraction fluid balances and to minimise acid consumption.

Copper & Cobalt Leaching and CCD Thickening

Oxide ore will be treated initially by dissolution (leaching). A bulk leaching approach is therefore considered for treatment of the uncomplicated malachitic oxide ore with moderate gangue acid consumptio n.

The leach conditions required for treatment of the oxide ore are as derived from both bench and pilot scale testwork.

Following agitated leaching the slurry is once again thickened. After leaving post leach thickening, the discharge is sent to agitated re-pulping tanks where it discharges directly into the tanks to be mixed with copper solvent extraction (SX) raffinate. The raffinate is injected with sulphur dioxide gas before introduction to the tanks to maintain controlled reduction potential required for effective cobalt dissolution in leach.

The slurry cascades through four rubber lined mild-steel tanks, which are equipped with bridge- mounted agitators and with provision for individual tank bypass for maintenance. Sulphuric acid addition is controlled to maintain a minimum pH in each leach tank.

The leach discharge slurry is pumped to the post- leach hydrocyclone to separate acidic solution from the remaining acid consuming gangue as rapidly as possible to reduce acid consumption. The cyclone underflow is combined with post- leach thickener underflow and fed to a CCD. The loaded CCD solution advances to the copper SX circuit.

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Copper Solvent Extraction

Copper solvent extraction (SX) is recognised as an effective and economic method for purifying and upgrading copper solutions from leach operations. This process has been used broadly in the copper industry since the mid 1970’s. LME grade A copper has been produced this way since about 1990. The principal alternative to copper solvent extraction would be a combination of direct electrowinning and cementation. These do not generate copper of the purity required for LME grade A production as stipulated under product requirements in the design philosophy and achievable with the SX process, neither are they economic, once the costs of intermediate product transport and of smelting and refining to generate a product of equivalent quality are considered.

The solutions generated by the Tenke Fungurume ores are amenable to copper solvent extraction.

Copper scavenging of the raffinate is an effective way to lower the copper losses to raffinate bleed, operating complexity and capital cost is minimised by using sodium hydroxide as a neutralising agent.

Copper Electrowinning

Copper electrowinning technology choices are limited to the selection of electrode system and cell construction materials. Early installations utilised copper starter sheets as the cathode blank prior to the modern introduction of permanent stainless steel cathodes. The continuing use of permanent stainless steel mother blank cathodes in EW tankhouses throughout the world has led to a consensus that, for new plants, permanent cathode (PC) technology is superior to the older method based on the use of thin copper starter sheets.

The two process licensors for PC technologies are:

- Mount Isa Mines Holdings, Australia;

- Kidd Creek (Falconbridge), Canada.

Cell construction has evolved from lead lined cells through the use of flexible polymer plastic (PVC) paraliners and solid plastic buffer sheets to the use of monolithic polymer concrete cells.

Anode production methods and alloy materials have also been developed from the cast Pb/Sb anodes to the, currently favoured, practice of using anodes rolled from Pb/Ca/Sn sheet.

The incorporation of modern EW technology and its operational parameters will be essential in order to consistently attain the copper quality demanded by LME Grade A standards.

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Copper electrowinning plant design for the study will be based on monolithic polymer cells using permanent cathode technology.

Cobalt Solution Purification

Sulphide, carbonate and hydroxide precipitation are common routes for separating cobalt from dissolved impurities. These routes would all be followed by re-dissolution, further solution treatment, and metal production.

The flowsheet developed and adopted for the purification of cobalt containing liquors prior to the solvent extraction/electrowinning of the metal was based on extensive testwork on bench and continuous pilot scales.

The bleed stream from copper extraction will contain several dissolved species which will negatively impact on the successful extraction of cobalt by the cobalt specific extractant - Cyanex 272, and hence an upstream liquor purification stage is necessary: the relevant species are excess acid, dissolved iron, aluminium, phosphate, copper and manganese. Whilst the basic processes and chemistry relating to the removal of these from cobalt streams are well understood and proven in practice, confirmation of the applicability of the processes and the generation of valid parameters for design purposes were provided by the testwork.

Cobalt Solvent Extraction

Cobalt solvent extraction has now become a well proven unit operation for the production of high grade cobalt. The Cyanex range of products are used commercially as a cobalt extractant with selectivity against nickel, magnesium and calcium is of particular applicability to the cobalt solutions generated from Tenke Fungurume ores.

There are various small to medium scale Krebs and other non-proprietary mixer/settler installations in operation worldwide in addition to the Outokumpu plant in Finland.

Cobalt solvent extraction circuits of this type are in current operation at several locations around the world.

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Cobalt Electrowinning

It is proposed that the plant will produce cobalt metal by electrowinning. This is a well proven technology. Laboratory tests indicated that this method can generate high quality cathode.

Alternate technologies include electrowinning of cobalt metal "buttons," and hydrogen precipitation to yield briquettes of cobalt metal powder.

A cobalt electrowinning pilot scale test program was undertaken to:

- Demonstrate stable operation of the proposed circuit configuration, in closed circuit with cobalt solvent extraction.

- Provide indicative data on the product purity for Tenke Fungurume marketing efforts.

The pilot plant operation succeeded on both counts. Pilot plant cathode was sampled once steady operating conditions had been established and the analysis sheet for the cobalt produced in the pilot cell is as provided in Table 17.2.7 below:

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Table 17.2.7 Analyses of Cobalt Cathode Before/After Degassing

Element	Before Degassing	After Degassing
Al	30	14
Sb	<0.5	<0.5
As	1.0	1.0
Ba	<1	<1
Be	<1	<1
Bi	<0.1	<0.1
B	<5	<5
Cd	7.6	6.0
Ca	5.0	6.0
Cr	<5	<5
Cu	7	6
Ga	<0.02	<0.2
Ge	<2	<2
In	<3	<3
Fe	<5	<5
Pb	156	130
Mg	2	<1
Mn	1.7	1.3
Mo	<1	<1
Ni	<5	<5
P	<1	<1
Se	<0.5	<0.5
Si	17	6
Ag	<0.5	<0.5
Na	9	24
Sr	<2	<2
Te	<0.2	<0.2
Tl	<0.1	<0.1
Sn	<0.5	<0.5
Ti	<5	<5
V	<1	<1
Zn	14	15
O2	120	110
N2	<10	<10
H2	24	3.2
S	<10	<10
Co % (1)		>99.97
Co % (2)		>99.962
(1) %Co calculated by difference, based on metal content

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The results of the pilot plant testing showed that that high grade cobalt metal can be produced from Tenke Fungurume ore using cobalt electrowinning as the final metal production stage.

Metallurgical Recovery

The leach recoveries expected for the project at Kwatebasl are 95% of the acid soluble content of copper and 83% of the acid soluble cobalt.

18.0 Other Relevant Data and Information

Acid Supply

Sulphur will be imported and used for onsite production of acid.

Lime and Limestone

Limestone will be quarried locally at the Mofya deposit within the Fungurume concession. Lime will be purchased locally from one of two sources.

Water Supply

Water supply is ample through local wells to be drilled as required.

Power Supply

Power supply will come off the DRC national grid which already goes through the TFM concession and has surplus power available.

Road and Railway Transportation

A provincial road goes through the TFM concession, as does the DRC national railway connecting the project with markets and suppliers in Zambia, South Africa and overseas.

Copper Cathode

Testwork has shown that the Tenke Fungurume project ores are capable of supplying high quality LME Grade A 0.999 copper cathode and 0.998 cobalt metal.

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19.0 Interpretation and Conclusions

The total estimated Measured and Indicated resources from all areas of the deposit at 1% equivalent Cu cutoff is 235 million tonnes with an average grade of 3.01% total Cu and 0.31% total Co.

The total Inferred resources from all areas of the deposit excluding Dipeta syncline at 1% equivalent Cu cutoff is 74.5 million tonnes with an average grade of 2.643% total Cu and 0.269% total Co.

The total Inferred resources in Dipeta syncline alone is about 189 million tonnes with an average grade of 2.580% total Cu and 0.162% total Co. Therefore, including the Dipeta, the total Inferred resources amount to 264 million tonnes with an average grade of 2.598% total Cu and 0.192% total Co.

There is a tremendous potential for additional resources in the deposit with more exploration, and to convert the inferred resources in some areas of the deposit into Measured or Indicated categories.

20.0 Recommendations

1.

Additional density data should be collected in a systematic way and used to develop models specific to lithology and weathering profiles.

2.

Dipeta database error rate is too high. Global factoring assay results to establish oxide, mixed and sulphide resource types is not acceptable for estimation of indicated resources. Hence, this situation needs to be cleared up in the future.

3.

Further efforts should be made to insure that all the data is checked and verified. Of particular concern is the existence of significant percentage of Acu that are equal to Tcu assays, and in some cases Acu values that are greater than Tcu. Comprehensive QA/QC procedures should be implemented for future drilling and assaying to prevent errors in the database.

4.

All the assay data from the drill holes, adits, trenches should be put into AcQuire database. The AcQuire database is an integrated data management system which has excellent QA/QC capabilities. The data should be verified, updated and maintained as the project progresses. This verification process should also include the geologic information.

5.

The geologic interpretations of the mineralized zones should be updated as more data become available.

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6.

The method of calculating values for the missing acid soluble assays using the ratios from the available assay data must be further studied and updated as more data is collected to improve confidence on the acid soluble grades in the model.

7.

The acid soluble values that are greater than the total grades should be checked more carefully and both should be re-assayed if necessary.

8.

Mapping of some of the outlier high-grade zones will help improve local accuracy of the grades, and to reduce smoothing of the block grades.

9.

More drilling in some areas of the deposit will be valuable and essential, especially for better control of thickness and structural behaviour of mineralized zones.

10.

There is also an enormous upside potential to increase the overall resources with additional drilling. This will also help convert the inferred category ore into measured or indicated categories in areas such as Dipeta.

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21.0 Certificates of Authors

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Nilsson Mine Services Ltd.
Telephone: 604 465 0703
FAX:604 465 0731
Email: jnilsson@shaw.ca

CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1.

I am President of:

Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia
V3Y 2T9

2.

I graduated with a Bachelors degree in Geology from the Queen’s University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen’s University in 1990.

3.

I am a member of the Association of Profession Engineers of British Columbia.

4.

I have worked as a geologist and mining engineer for a total of 28 years since my graduation from university.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for assembly of the report and review of the resource estimation procedures. I visited the site February 16 to February 18, 2006.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all the tests in section 1.4 of National Instrument 43-101.

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10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the "Resource Estimate Summary Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo" with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th Day of May, 2006.

John Nilsson, P.Eng.

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CERTIFICATE OF QUALIFIED PERSON

ISSUER:	Tenke Mining Corporation
APPLICABLE PROJECT:	Tenke-Fungurume, Democratic Republic of
Congo

I, Abdullah Arik, of Tucson, Arizona, hereby certify that:

1.

I am a "Qualified Person" within the meaning of National Instrument 43-101 and in such capacity, I have been in part responsible for the "Resource Estimate Summary Report for the Tenke-Fungurume Project" technical report dated April 5, 2006 (the "Technical Report") prepared for the Issuer’s Tenke-Fungurume Project located in Democratic Republic of Congo.

2.

In accordance with Section 8.1(2) of National Instrument 43-101, I hereby certify:

(a)

My name, address and occupation are as follows:

Abdullah Arik
3544 E. Fort Lowell Road
Tucson, Arizona 85716
Senior Mining Consultant

(b)

My qualifications and relevant experience are as follows:

I have 30 years experience in the mining industry. I have worked on project evaluations, geostatistical analysis and resource modelling of various types of deposits including precious metals, base metals, industrial minerals and coal. I am a member in good standing of the Society for Mining, Metallurgy and Exploration and Australasian Institute of Mining and Metallurgy. I am a "Qualified Person" for the purposes of National Instrument 43-101.

(c)

Date and duration of most recent visit to the site:

I have visited the Tenke-Fungurume project site during the period of February 15-19th, 2006.

(d)

Responsibility for Technical Report:

I am responsible for Section 16 of the Technical report

(e)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

(f)

I am a "Qualified Person" independent of the Issuer. I am a full time employee of Mintec, Inc.

(g)

Prior involvement in Project:

I have not had any direct prior involvement with this property prior to writing this report.

(h)

I have read National Instrument 43-101 and Form 43-101-F1, and in my opinion the Technical Report complies with them.

Dated at Tucson, Arizona this 20th day of May, 2006.

22.0 References

Micon International limited, Independent Engineers’s Review Report, May 15, 1998

Kilborn, SNC Lavalin, Tenke Fungurume Project Feasibility Study Draft, September 3, 1998

Cailteux, J., Lithostratigraphy of the Neoproterozoic Shaba -type (Zaire) Roan Supergroup and metallogenisis of associated stratiform mineralization. Journal of African Earth Sciences, 19:279-301, 1994

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23.0 Appendices

APPENDIX A

Plan and Section View Plots

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Topography contours and locations the holes with traces – Fungurume

Topography contours and locations the holes with traces – Goma

Sample section 36,777 showing the mineralized zones - Fungurume

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Sample section 27,117 showing the mineralized zones - Goma

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Plan view of 3-D solids to represent the mineralized zones – Goma

Plan view of 3-D solids to represent the mineralized zones – Fwalu

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Plan view of 3-D solids to represent the mineralized zones – Dipeta

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APPENDIX B

Additional Geostatistical Information on Assay and Composite Data

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Tcu assay statistics within mineralized zones (limbs) - Kwatebala

				Mean Tcu	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,161	926.6	32	3.999	0.981
2	1,490	1447.7	50	2.866	1.082
3	2,595	2160.2	35	4.595	0.934
4	775	759.6	17.96	2.653	0.863
5	60	45.4	13	2.736	1.018
9	12	10.3	4.5	1.319	1.082
11	196	181.4	9.2	0.79	1.593
12	355	530.0	5.96	0.236	1.559
13	507	586.2	15.6	1.344	1.546
14	311	397.1	10.5	0.394	2.08
21	479	339.3	18.3	1.873	0.971
22	426	417.8	13.8	1.653	1.264
23	1,520	1192.6	20.4	2.777	0.898
24	492	473.6	6.7	1.495	0.786
28	8	6.7	9.5	8.3	0.142
29	119	100.6	14.2	2.673	0.842
Total	10,506	9,574.9	50.000	2.801	1.182

Acu assay statistics within mineralized zones (limbs) - Kwatebala

				Mean Acu	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,075	819.9	29	3.816	1.024
2	1,151	970.2	49	2.391	1.304
3	2,291	1769.0	34.5	4.498	0.963
4	495	411.7	12	1.931	0.956
5	60	45.4	12.2	2.562	1.065
9	12	10.3	2.95	0.774	1.177
11	189	163.5	9.2	0.804	1.642
12	345	475.6	5.9	0.18	2.048
13	464	499.6	15.6	1.233	1.568
14	270	296.0	10.4	0.27	2.023
21	433	287.4	18.3	1.63	1.097
22	311	267.6	12.7	1.487	1.518
23	1,352	974.0	20.2	2.694	0.953
24	307	247.8	6.7	1.218	0.928
28	8	6.7	9.4	7.921	0.129
29	92	59.8	10	2.295	0.887
Total	8,855	7,304.2	49.000	2.631	1.285

Tco assay statistics within mineralized zones (limbs) - Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

				Mean Tco	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,161	926.6	4.9	0.307	1.648
2	1,446	1310.7	6.4	0.476	1.327
3	2,595	2160.2	5.9	0.213	1.887
4	766	743.4	3.4	0.262	1.552
5	60	45.4	1.5	0.244	1.292
9	12	10.3	2.2	0.222	2.339
11	196	181.4	3.6	0.419	0.899
12	355	530.0	3.49	0.421	1.053
13	507	586.2	3.6	0.287	1.11
14	311	397.1	1.17	0.218	0.83
21	479	339.3	6.6	0.517	1.546
22	426	417.8	7.2	0.445	1.796
23	1,520	1192.6	7.2	0.616	1.335
24	492	473.6	6	0.401	1.58
28	8	6.7	5.72	1.822	1.122
29	119	100.6	3	0.229	1.683
Total	10,453	9,421.7	7.200	0.366	1.581

Aco assay statistics within mineralized zones (limbs) - Kwatebala
				Mean Aco	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,075	819.9	4.8	0.266	1.803
2	1,151	970.2	5	0.336	1.504
3	2,291	1769.0	5.7	0.192	2.104
4	495	411.7	3.4	0.204	1.761
5	60	45.4	1.13	0.222	1.204
9	12	10.3	0.32	0.078	1.13
11	189	163.5	3.3	0.398	0.968
12	345	475.6	2.5	0.235	0.844
13	464	499.6	3.6	0.257	1.108
14	270	296.0	1	0.176	0.69
21	433	287.4	6	0.521	1.612
22	311	267.6	6.8	0.271	2.152
23	1,352	974.0	7.2	0.53	1.434
24	307	247.8	5.5	0.317	1.863
28	8	6.7	3.69	1.279	1.087
29	92	59.8	3	0.234	2.038
Total	8,855	7,304.2	7.200	0.298	1.734

Tcu assay statistics by rock type – Fungurume

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

				Mean Tcu	Coeff. of
Rtype	Number	Length	Maximum	%	Variation
11	233	243.1	10.63	1.599	1.138
20	154	176.8	15.73	4.735	0.730
21	533	423.4	20.4	1.989	1.214
31	236	185.2	26.6	3.365	1.034
40	77	67.5	12.2	5.168	0.526
41	3,701	2,913.6	50	4.715	0.843
51	1,990	2,139.3	29	1.112	1.703
52	33	33.7	13.62	3.235	1.198
60	7	10.0	2.03	1.118	0.606
61	1,311	1,039.9	13.7	2.841	0.786
70	444	265.9	12.8	2.244	0.902
72	414	297.4	20.4	2.532	1.129
73	5	5.9	3.3	2.260	0.617
74	32	28.0	4.85	1.315	0.945
75	18	16.2	7	2.338	0.932
90	2	1.6	1	0.637	0.647
91	17	13.2	3.25	0.944	0.959
97	5	3.0	14.4	3.011	1.272
98	55	48.6	22.4	4.111	1.140
99	64	82.2	9.4	2.254	0.926
Total	9,331	7,994.4	50	3.011	1.122

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Acu assay statistics by rock type – Fungurume

				Mean Acu	Coeff. of
Rtype	Number	Length	Maximum	%	Variation
11	205	203.2	9.2	1.372	1.141
20	3	1.3	1.17	1.170	0.000
21	484	359.0	20.4	1.822	1.200
31	114	62.0	26.4	4.359	1.017
40	37	16.2	12.2	5.427	0.638
41	3,215	2,286.2	49	4.536	0.917
51	1,749	1,584.3	29	1.083	1.844
52	5	4.0	2.9	0.805	0.846
60	0	-	-	-	-
61	923	578.6	13	3.167	0.792
70	429	250.9	12.8	2.166	0.939
72	403	284.2	20.2	2.359	1.190
73	5	5.9	3.2	2.194	0.615
74	6	4.0	0.65	0.374	0.590
75	16	14.4	6.9	2.451	0.917
90	2	1.6	1	0.637	0.647
91	15	11.7	3	0.927	0.958
97	4	2.5	14.4	3.304	1.249
98	55	48.6	22.4	4.039	1.150
99	21	17.5	9.1	1.675	1.325
Total	7,691	5,735.8	49	2.915	1.204

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tco assay statistics by rock type – Fungurume

				Mean Tco	Coeff. of
Rtype	Number	Length	Maximum	%	Variation
11	232	242.6	2.22	0.419	1.725
20	154	176.8	1.47	0.262	1.248
21	533	423.4	3	0.183	1.778
31	236	185.2	2.78	0.181	1.846
40	77	67.5	1.46	0.255	1.110
41	3,651	2,762.6	6.4	0.276	1.782
51	1,988	2,137.6	5.72	0.349	1.161
52	33	33.7	2.26	0.668	0.799
60	7	10.0	0.2	0.102	0.598
61	1,311	1,039.9	6.8	0.659	1.388
70	444	265.9	7.2	0.584	1.643
72	414	297.4	4.98	0.461	1.508
73	5	5.9	0.8	0.120	1.331
74	32	28.0	1.15	0.238	1.523
75	18	16.2	0.54	0.213	0.634
90	2	1.6	0.04	0.027	0.554
91	17	13.2	0.44	0.117	1.189
97	5	3.0	4.9	1.112	1.215
98	55	48.6	3.5	0.528	1.243
99	64	82.2	1.93	0.398	0.920
Total	9,278	7,841.2	7.2	0.365	1.610

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Aco assay statistics by rock type – Fungurume

				Mean Aco	Coeff. of
Rtype	Number	Length	Maximum	%	Variation
11	205	203.2	2.1	0.416	1.790
20	3	1.3	0.16	0.160	0.000
21	484	359.0	2.88	0.162	2.018
31	114	62.0	2.2	0.169	1.990
40	37	16.2	0.5	0.080	1.544
41	3,215	2,286.2	5.7	0.223	1.922
51	1,749	1,584.3	5.4	0.311	1.236
52	5	4.0	1	0.458	0.748
60	0	-	-	-	-
61	923	578.6	6.8	0.728	1.364
70	429	250.9	7.2	0.539	1.786
72	403	284.2	4.4	0.316	1.583
73	5	5.9	0.7	0.103	1.376
74	6	4.0	0.08	0.055	0.285
75	16	14.4	0.42	0.154	0.647
90	2	1.6	0.03	0.021	0.467
91	15	11.7	0.4	0.122	1.069
97	4	2.5	4.8	1.301	1.047
98	55	48.6	3.5	0.510	1.276
99	21	17.5	1.3	0.301	0.981
Total	7,691	5,735.8	7.2	0.321	1.774

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tcu assay statistics within mineralized zones (limbs) - Goma

				Mean Tcu	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,766	1,508.7	25.200	4.073	0.788
2	624	692.3	27.200	2.859	0.988
4	62	80.3	2.740	0.870	0.866
5	612	516.3	24.000	4.846	0.812
6	126	115.1	17.400	5.362	0.879
21	1,033	1,003.4	28.100	1.777	1.080
22	464	480.4	19.900	2.387	1.257
23	71	93.0	30.000	4.573	0.765
24	10	13.0	0.790	0.301	0.708
25	316	247.5	12.900	2.956	0.887
26	20	28.3	6.200	1.913	0.898
Total	5,104	4,778.3	30.000	3.235	0.989

Acu assay statistics within mineralized zones (limbs) - Goma

				Mean Acu	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,234	987.0	24.400	3.844	0.873
2	248	240.6	27.200	2.148	1.229
4	0
5	572	453.5	19.200	4.531	0.864
6	121	105.1	17.000	4.781	0.937
21	706	627.1	27.100	1.532	1.175
22	228	223.1	19.900	2.365	1.576
23	71	93.0	28.400	4.435	0.750
24	0
25	262	199.2	12.400	2.569	0.973
26	20	28.3	5.800	1.776	0.923
Total	3,462	2,956.7	28.400	3.156	1.063

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tco assay statistics within mineralized zones (limbs) - Goma

				Mean Tco	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,766	1,508.7	1.460	0.114	1.378
2	623	691.3	5.100	0.444	1.590
4	62	80.3	1.060	0.169	1.106
5	612	516.3	2.100	0.229	1.142
6	126	115.1	1.170	0.104	1.492
21	1,033	1,003.4	4.420	0.287	1.658
22	464	480.4	2.540	0.272	1.356
23	71	93.0	1.200	0.200	0.888
24	10	13.0	0.660	0.172	0.579
25	316	247.5	7.750	0.741	1.320
26	20	28.3	1.240	0.224	1.075
Total	5,103	4,777.3	7.750	0.262	1.809

Aco assay statistics within mineralized zones (limbs) - Goma

				Mean Aco	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	1,234	987.0	1.300	0.080	1.493
2	248	240.6	4.640	0.518	1.492
4	0
5	572	453.5	2.100	0.198	1.298
6	121	105.1	1.130	0.074	2.059
21	706	627.1	4.400	0.225	1.988
22	228	223.1	1.090	0.191	1.152
23	71	93.0	1.200	0.193	0.914
24	0
25	262	199.2	6.600	0.689	1.395
26	20	28.3	0.570	0.110	0.988
Total	3,462	2,956.7	6.600	0.217	2.073

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Cumulative probability plot of Tcu in Horizon 1 (Limbs 1-9) – Kwatebala

Cumulative probability plot of Tcu in Horizon 2 (Limbs 11-19) – Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Cumulative probability plot of Tcu in Horizon 3 (Limbs 21-29) – Kwatebala

Cumulative probability plot of Tcu composites in Horizon 1 – Fungurume

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Cumulative probability plot of Tcu composites in Horizon 3 – Fungurume

Cumulative probability plot of Tcu composites – Goma

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Cumulative probability plot of Tcu composites – Fwalu

Cumulative probability plot of Tcu composites – Dipeta

Tcu assay statistics by limb – Fungurume

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Limb	Number	Length	Maximum	Mean Tcu %	Coeff. of Variation
2	1	0.4	3.590	3.590	0.000
3	1,472	1,255.2	43.670	6.112	0.887
4	1,365	1,267.4	24.000	4.578	0.749
5	37	26.4	5.900	1.519	1.100
6	870	877.2	25.200	5.537	0.787
7	1,027	1,080.6	38.000	6.870	0.766
8	106	109.0	14.000	6.682	0.426
9	78	73.8	11.300	2.832	1.043
10	51	45.8	28.340	2.814	1.577
11	968	946.7	29.200	4.242	0.765
12	161	189.9	26.200	4.895	0.724
13	134	115.6	16.400	3.517	0.788
14	23	23.3	12.100	3.216	1.148
15	223	249.6	22.400	3.659	1.103
16	266	280.0	26.880	6.735	0.675
17	1,956	2,005.2	30.500	5.084	0.769
18	80	48.6	11.250	3.560	0.867
19	81	92.9	12.280	3.809	0.694
20	512	420.7	27.000	4.761	0.590
22	108	104.5	15.600	4.517	1.035
23	8	8.0	0.170	0.134	0.112
24	1,155	1,142.9	20.600	2.409	0.968
25	67	92.2	14.510	2.318	1.336
26	95	110.1	12.800	2.189	1.092
27	405	347.2	24.400	2.707	1.113
29	524	572.9	23.300	4.272	0.865
30	37	41.3	11.380	4.982	0.625
31	24	35.8	9.850	3.621	0.740
32	31	51.0	9.000	4.846	0.480
33	1,961	1,826.5	25.100	4.811	0.794
34	24	39.9	19.700	2.219	2.334
36	1,391	1,285.3	18.000	3.027	0.909
37	105	113.8	14.620	2.017	1.140
38	533	343.7	18.100	4.096	0.677
39	1,265	914.6	27.100	5.245	0.784
40	119	105.9	16.600	5.222	0.628
41	14	8.0	4.200	1.563	0.828
42	231	188.5	18.600	2.068	1.019
43	940	792.1	21.800	3.264	0.931
44	11	7.4	9.100	3.828	0.759
45	30	47.0	11.200	2.224	1.173
46	99	96.6	28.800	3.686	1.099
47	42	27.8	10.900	3.367	0.539
63	1	0.5	11.300	11.300	0.000
Total	18,631	17,411.3	43.670	4.525	0.882

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tcu assay statistics by limb – Fwalu

				Mean Tcu	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	194	196.3	18.200	3.238	1.000
2	221	204.1	18.670	4.957	0.925
3	667	671.5	9.410	2.288	0.762
22	11	22.3	5.840	1.892	0.718
23	191	265.6	20.400	3.897	1.093
24	585	635.1	17.300	2.010	1.375
42	1	1.0	1.360	1.360	0.000
Total	1,870	1,995.9	20.400	2.775	1.141

Acu assay statistics by limb – Fwalu

				Mean Acu	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	59	63.2	18.200	3.836	1.324
2	98	80.2	13.200	2.960	1.387
3	6	3.2	4.000	2.534	0.441
22	0
23	116	121.3	20.200	3.283	1.353
24	200	162.3	17.100	4.319	0.908
42	0
Total	479	430.1	20.200	3.690	1.169

Tco assay statistics by limb – Fwalu

				Mean Tco	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	194	196.3	1.140	0.149	1.216
2	221	204.1	0.740	0.128	1.080
3	667	671.5	2.140	0.176	1.298
22	11	22.3	0.110	0.053	0.666
23	191	265.6	2.300	0.211	1.306
24	585	635.1	3.020	0.167	1.662
42	1	1.0	0.180	0.180	0.000
Total	1,870	1,995.9	3.020	0.169	1.426

Aco assay statistics by limb – Fwalu

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

				Mean Aco	Coeff. of
Limb	Number	Length	Maximum	%	Variation
1	59	63.2	0.380	0.120	0.678
2	98	80.2	0.740	0.056	1.633
3	6	3.2	0.250	0.207	0.175
22	0
23	116	121.3	2.200	0.140	1.866
24	200	162.3	2.700	0.229	1.394
42	0
Total	479	430.1	2.700	0.155	1.633

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Histogram of the Tcu composites in mineralized zones – Goma

Histogram of the Tco composites in mineralized zones – Goma

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Histogram of the Tcu composites in mineralized zones – Fwalu

Histogram of the Tco composites in mineralized zones – Fwalu

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Histogram of the Tcu composites in mineralized zones – Dipeta

Histogram of the Tco composites in mineralized zones – Dipeta

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tcu Variogram contours by principal orthogonal planes – Kwatebala

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tcu Variogram contours by principal orthogonal planes – Fungurume

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Tcu Variogram by contours principal orthogonal planes – Goma

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

APPENDIX C

Additional Information and Plots for 3-D Models

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Item	Minimum	Maximum	Precision	Description
TOPO	0	100	1	Topography%
TCU	0	40	0.001	TCu% from IDW interpolation
ACU	0	40	0.001	ACu% from IDW interpolation
TCO	0	10	0.001	TCo% from IDW interpolation
ACO	0	10	0.001	ACo% from IDW interpolation
TCUP	0	40	0.001	TCu% from polygonal method
ACUP	0	40	0.001	ACu% from polygonal method
TCOP	0	10	0.001	TCo% from polygonal method
ACOP	0	10	0.001	ACo% from polygonal method
TCUK	0	50	0.001	TCu% from kriging
KRGVR	0	2	0.001	Kriging estimation variance
MET	0	5	1	Ore types
ORE	0	5	1	Ore types (extra)
LIMB	0	100	1	Limb codes
HOR	0	100	1	Horizon codes
DIST	0	500	1	Distance to nearest hole (m)
NCOMP	0	25	1	Number of composites used
PCT	0	100	1	% mineralized zone
RATIO	0	1	0.01	Acu/Tcu ratio
EQCU	0	50	0.001	EqCu based on 10:1 factor
EQCU2	0	50	0.001	EqCu based on 5.7:1 factor
SG	0	5	0.01	Specific Gravity
CLASS	0	5	1	Resource classification codes

Model items stored in the 3-D block model files

NMS – Nilsson Mine Services Ltd.	Mintec Inc.

Sample section 36,777 showing Tcu block grades - Fungurume

Sample section 27,117 showing Tcu block grades - Goma

NMS – Nilsson Mine Services Ltd.	Mintec Inc.